NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 12, 2012

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at the Terminal City Club, in the Atkins Room, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Tuesday June 12, 2012, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2011, together with the Auditors' report thereon;

2.	To appoint Ernst & Young LLP, Chartered Accountants as Auditors until the next annual meeting, and to authorize the Directors to fix their remuneration;

3.	To fix the number of directors at eight and to elect Directors of the Corporation for the ensuing year;

4.

To pass an ordinary resolution to reconfirm and approve the Corporation's Stock Option Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting;

5.

To pass an ordinary resolution to reconfirm and approve the Corporation's Restricted Share Unit and Restricted Share Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, a Form of Proxy, and a form whereby shareholders may request that the Corporation's annual and/or interim financial statements and corresponding management discussion and analysis be mailed to them.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the form of proxy). To be valid, the completed form of proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Dated this 7th day of May 2012
BY ORDER OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 7, 2012 (unless otherwise stated) FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 12, 2012

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation" or “Augusta”) for use at the Annual and Special Meeting of the Corporation’s shareholders (the "Meeting") to be held on Tuesday, June 12, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

Unless otherwise indicated, all dollar amounts in this management proxy circular are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon exchange rate reported by the Bank of Canada on December 31, 2011 was Cdn$1.00 = U.S.$1.0054.

APPOINTMENT OF PROXIES

The individuals named as proxyholder in the accompanying form of proxy are the Executive Chairman and Chief Executive Officer (“CEO”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to service companies such as Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Proxy Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Proxy Circular, the accompanying form of proxy and Notice of Annual Meeting of Shareholders are to registered shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

a.	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
b.	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not made in respect of any matter, the proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set May 7, 2012 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 144,078,394 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the Record Date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Corporation as of the close of business on May 7, 2012, other than the following:

	Number of Shares	Percentage of
Name	Beneficially Owned	Issued Shares
HudBay Minerals Inc.	20,242,285	14.05%

ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2011, together with the report of the Corporation’s auditors thereon, which were filed on SEDAR at www.sedar.com on March 19, 2012, will be presented to the Corporation’s shareholders at the Meeting. Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may obtain a copy, free of charge, from the Corporation’s profile on SEDAR, the Corporation’s website at www.augustaresource.com or from the Corporation by contacting the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to the election of directors.

ELECTION OF DIRECTORS

There are currently eight directors of the Corporation. The present term of office of each of these eight directors will expire at the Meeting. Management intends to present a resolution at the meeting to fix the number of directors of the Corporation at eight (8) and proposes that the eight persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the Canada Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, business or employments of each proposed director within the preceding five years, the date he was first appointed as a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date Record Date.

Name, Province/State and Country of Residence	Position with the Corporation and Principal Occupation, Business or Employment During the Past Five Years (1)	Date First Appointed as Director of the Corporation	Number of common shares beneficially owned, controlled or directed, directly or indirectly(2)
Timothy C. Baker(4) (5) Ontario, Canada	Director of the Corporation; Executive VP and Chief Operating Officer of Kinross Gold Corporation from June 2006 to December 2010.	Sept. 11, 2008	36,667
John R. Brodie(3)(5) British Columbia, Canada	Director of the Corporation; President of John R. Brodie Capital Inc.; Since 2003, Mr. Brodie has been serving on the board of various public companies in the resource and manufacturing sector.	June 8, 2011	15,000
Donald B. Clark British Columbia, Canada	Director of the Corporation; Vice President Administration from May 2006 to January 2010 and CFO of the Corporation from June 2004 to August 2006; President of Ventana Gold Corp. from March 2006 to July 2008 and director from March 2006 to October 2009; President and CEO of Wildcat Silver Corporation from February 2006 to July 2008; Director of Wildcat since February 2006. Director of Sargold Resource Corporation from May 1998 to October 2007; CFO of Sargold from May 2004 to August 2006.	Feb. 1, 1996	5,770,601
Gilmour Clausen Colorado, USA	President, CEO and Director of the Corporation;	Mar. 28, 2005	1,515,160(6)
W. Durand (Randy) Eppler (3) (4) (5) Colorado, USA	Director of the Corporation;
Founding partner of New World Advisors, LLC (since August
2004) and Sierra Partners, LLC (since May 2005), CEO and
Director of Coal International, Plc. from July 2005 to August
	2008.	Jun. 15, 2005	166,667(7)

Name, Province/State and Country of Residence	Position with the Corporation and Principal Occupation, Business or Employment During the Past Five Years (1)	Date First Appointed as Director of the Corporation	Number of common shares beneficially owned, controlled or directed, directly or indirectly(2)
Christopher M.H. Jennings (3) Cayman Islands, BWI	Lead Director of the Corporation; Non-Executive Chairman of SouthernEra Diamonds Inc., from 1992 to 2007.	Apr. 15, 2002	449,667
Robert P. Wares (4) Quebec, Canada	Director of the Corporation; Executive Vice President and Chief Operating Officer of Osisko Mining Ltd. since early 2006.	Apr. 26, 1999	160,000
Richard W. Warke British Columbia, Canada	Executive Chairman of the Corporation;
Vice President Corporate Development of the Corporation from
May 2006 to July 2008; President of the Corporation from April
1999 to April 2005; Chairman of Ventana Gold Corp. from July
2008 to March 2011 and CEO from July 2008 to August 2009.
Chairman of Wildcat Silver Corporation since July 2008.
Chairman and CEO of Riva Gold Corporation since July 2010.
CEO and Chairman of Sargold Resource Corporation, from May
	1998 to October 2007.	Feb. 1, 1996	10,561,013(8)

(1)

The information as to country of residence and principal occupation of the directors has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships are provided under the heading entitled “Statement of Corporate Governance Practices” of the Corporation.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating and Corporate Governance Committee.
(6)	145,668 common shares are restricted shares (“Restricted Shares”) issued pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan (“RSU Plan”).
(7)	20,000 common shares are Restricted Shares issued pursuant to the Corporation’s RSU Plan.
(8)	9,456,681 common shares are indirectly held by the Warke Family Trust of which Mr. Warke is a beneficiary.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as provided below, no proposed director of the Corporation is, as at the date of this Management Proxy Circular, or was within 10 years before the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald B. Clark, Michael A. Steeves, and Robert P. Wares, directors of the Corporation, were at the time the order was issued, directors of Wildcat.

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard W. Warke, Executive Chairman and director of the Corporation and Donald B. Clark, a director of the Corporation, were at the time the order was issued directors of Cybercom.

Except as provided below, no proposed director of the Corporation, is or has been within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Cross Lake Minerals Limited (“Cross Lake”) filed for protection under the Companies Creditors Arrangement Act on October 14, 2008. On October 24, 2008, John R. Brodie, a director of the Corporation, was appointed to the board of directors of Cross Lake to assist with Cross Lake’s corporate reorganization subsequent to its commencement of insolvency proceedings. Cross Lake required time to develop a reorganization plan with its creditors. PricewaterhouseCoopers was appointed as Monitor of Cross Lake’s business affairs to assist Cross Lake in developing the reorganization plan. Mr. Brodie was appointed to the board of Cross Lake to take advantage of his experience and expertise in corporate restructurings. Upon completion of the successful reorganization Mr. Brodie resigned as a director.

No proposed director of the Corporation is or has within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s CEO, Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recent fiscal year (the “Named Executive Officer(s)” or “NEO(s)”), and whose total salary does not exceed CAD$150,000. During the fiscal year ended December 31, 2011, the following individuals were the NEOs of the Corporation:

Gilmour Clausen - President and CEO
Richard W. Warke - Executive Chairman
Raghunath Reddy - Senior Vice President and CFO
Rodney O. Pace - Executive Vice President and Chief Operating Officer
James A. Sturgess – Senior Vice President Corporate Development

Cash compensation paid to the NEOs (salary and bonus) is in US dollars and is paid by the Corporation’s wholly owned US subsidiary Rosemont Copper Company except for to Mr. Warke who is paid in Canadian dollars by a management services company equally owned by the Corporation and other related companies with common directors and officers.

The Compensation Committee, in accordance with its charter, is responsible for reviewing and recommending compensation arrangements for the Corporation’s executive officers including any short and long term incentive programs. The Compensation Committee Charter is available on the Corporation’s website at www.augustaresource.com.

In fiscal 2011, between January 1, 2011 and June 9, 2011 the Compensation Committee was comprised of four Independent Directors (as defined below): Christopher M. H. Jennings (Chairman), Michael A. Steeves, W. Durand (Randy) Eppler and Timothy C. Baker.

On June 9, 2011 a rotation in the various standing committees of the Board was made and from June 9, 2011 to December 31, 2011 the Compensation Committee comprised the following three Independent Directors: Robert P. Wares (Chairman), W. Durand (Randy) Eppler and Timothy C. Baker.

Each member of the Compensation Committee has direct experience in executive compensation as a member of other boards which experience assists in making decisions on the suitability of the Corporation’s compensation practices and policies.

The Compensation Committee reviews and authorizes on an annual basis, the evaluation process and elements of compensation for the Corporation’s executive officers and board of directors (the “Board”) based upon various factors including the CEO’s input and recommendations. On completion of its review process the Compensation Committee will make recommendations to the Board on executive and Board compensation as required. The Board may exercise discretion on specific awards if deemed appropriate.

In reviewing the compensation arrangements of the Corporation’s executive officers the Compensation Committee considers the following objectives:

  Fairness to shareholders and investors;
  Remaining market competitive so as to attract and retain capable and experienced personnel; and
  Recognizing and rewarding performance consistent with the success of the Corporation’s business.

The compensation for the Corporation’s executive officers is currently comprised of the following elements: a base salary, a short term incentive program (“STIP”) comprised of a cash bonus and a mid-term to long-term incentive program (“LTIP”) comprised of restricted share units or restricted shares and stock options granted pursuant to the Corporation’s Option Plan and RSU Plan (as defined below). The Corporation’s compensation structure is intended to be fair, reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. When required and if thought necessary the Compensation Committee has the authority to consult a third party to assess the competitiveness of the Corporation’s compensation program.

A compensation consulting firm, 3XCD Inc. (“3XCD”) was engaged for the first time in 2007 to provide assistance in establishing the fairness and adequacy of the Corporation’s compensation plan for its Board and senior executives (including the NEOs). A market assessment, including internal equity analysis to determine external (peer group) benchmarks and appropriate internal equity ranges, was completed for the Corporation’s executives. The analysis provided 3XCD with a basis to determine appropriate executive base salaries for the Corporation’s executive officers in relation to the President and CEO’s salary. The result was a recommendation for Augusta to bring its compensation program in line with its peer group by increasing the base salary of its executive officers, adopting a STIP and implementing Board fees for the Corporation’s Independent Directors (details of Board fees are under “Directors Compensation”) which was implemented beginning fiscal 2008. Since the adoption of the Corporation’s compensation approach in early 2008, the Corporation maintained a freeze on executive salaries through to the end of December 2010 due in part to depressed market conditions during 2008 and 2009.

In 2010 due to concerns of larger, more stable organizations competing with the Corporation’s labor pool, the Compensation Committee became focused on retention of the Corporation’s executives. This necessitated a reassessment of the Corporation’s compensation approach and as a result the Compensation Committee engaged 3XCD in late 2010 for a complete analysis of the latest trends in executive compensation and review of the Corporation’s internal pay equity in comparison to these trends. 3XCD completed a comparative financial, comparative pay (by component) and comparative pay-for-performance assessment including a review of total internal pay structure (base salary + STIP + LTIP). The assessment included benchmarking with companies equivalent in size (or slightly larger) but of the same nature and complexity of business to Augusta. Comparative size factors include asset value, revenue, invested capital (debt + equity) and market capital and complexity of business factors including consideration of Augusta’s operations in North America resulting in some higher paying jobs across operational roles. The companies considered during the peer group analysis included the following: Baja Mining Corp., Breakwater Resources Ltd., Capstone Mining Corp., Copper Mountain Mining Corp. Crowflight Minerals Inc., Detour Gold Corp., Farallon Mining Ltd., General Moly Inc., Greystar Resources Ltd., Imperial Metals Corp., Ivernia Inc., Kirkland Lake Gold Inc., Noront Resources Ltd., Northern Dynasty Minerals Ltd, Osisko Mining Corp., Polymet Mining Corp., Romarco Minerals Inc., Taseko Mines Ltd., and Yukon-Nevada Gold Corp. The peer group not only provides benchmarking details but offers assistance on comparative compensation details and delivery methods, comparative performance analysis, as well as appropriate and competitive pay delivery methodologies. Companies selected in the peer group analysis may not squarely match Augusta in terms of their operations but they are all in the same industry, of relative size and Augusta competes with them for their executive talent.

For fiscal 2011, 3XCD reported that the CEO’s base salary was market competitive and recommended a market adjustment in the range of 6.25%. An overall increase in salaries for executives was suggested to bring them in line with current market conditions. The STIP and LTIP opportunity structure was viewed as functioning well resulting in only minor modifications to the STIP target levels. The STIP payout for the Chief Operating Officer (“COO”), a new position in the organization, was recommended to be set at up to 50% of annual salary and the STIP payout for Vice Presidents at up to 35% of annual salary. In addition, it was suggested that the STIP bonus plan should represent current annual strategic drivers. With respect to the LTIP an increase in the restricted shares, restricted share units and stock options was recommended to be set in conjunction with the executive compensation philosophy for 2011. Grant sizes are to be pre-determined based on target value. In addition, the LTIP value at grant was suggested to be equivalent to target bonus opportunity plus base salary. It was also suggested that Augusta consider using its available equity (stock options/restricted shares/restricted share units) to attract, motivate and retain good talent. In addition to the recommendations made by 3XCD for implementation in fiscal 2011, the Compensation Committee considered the Executive Compensation Survey by Coopers Consulting Ltd. (the “Coopers Consulting Report”) an affiliate of PricewaterhouseCoopers based in Vancouver, BC. The Cooper’s Consulting Report is considered to provide relevant and timely information concerning compensation practices across the mining industry in Canada and the United States.

With respect to Board-based positions 3XCD reported that the role of Board members has changed and expanded significantly in the past three-to-four years. As a result, the amount of remuneration to Board members has also changed in the market. Full details of Board compensation is provided under “Director Compensation” below.

Risk Assessment of the Corporation’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks associated with the Corporation’s compensation policies and practices including the various elements of compensation. This risk assessment also considers risks identified to the Corporation’s Audit Committee. In addition, it is believed that the following compensation practices applied discourage or mitigate risks in the Corporation’s compensation approach:

  Balanced compensation program designed to include both fixed and variable pay over a period covering short and long term incentive
  Consistency in approach for all executive officers
  Application of both performance and time based measures to long term incentives
  Incentive awards are reasonable in relation to salary and are capped to ensure there is no unlimited upside.

During fiscal 2011, no risks were identified that were related to the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Independent Compensation Consultants

The Corporation consulted with two firms on compensation matters to assist in establishing its compensation approach for fiscal 2011. A compensation survey relating to the mining industry was purchased from Coopers Consulting in respect to fiscal 2010 & 2011 compensation. This survey is published in July of each year. The Corporation also engaged 3XCD in late 2010 to provide an analysis of the Corporation’s compensation program for its executives and Board. Neither Coopers Consulting nor 3XCD provided any other services to the Corporation. The table below provides the aggregate fees billed by or paid to consultants for services related to determining compensation for any of the Corporation’s directors or executive officers for fiscal 2010 and 2011.

	Amount Paid in 2010(1)		Amount Paid in 2011(1)
Consultant	Executive Compensation Related Fees US$	All Other Fees US$	Executive Compensation Related Fees US$	All Other Fees US$
3XCD	$56,214	N/A	$34,553	N/A
Coopers Consulting	N/A	N/A	$5,963	N/A

(1)	Consulting fees were charged in Canadian dollars and converted to US dollars using the prevailing noon exchange rate on the date of the invoice.

Elements of Executive Compensation

Base Salary

Base salary for the Corporation’s executive officers is set in line with each executive’s responsibility, performance assessment and career experience. To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed annually by the Compensation Committee and adjusted to ensure that they remain at or above the median for comparable companies. After 3 years of maintaining a freeze on salaries of executive officers, the focus in late fiscal 2010 became retention of Augusta’s key executives. As a result, the Board on the advice of the Compensation Committee adopted modifications in its executive compensation effective early 2011with an emphasis to ensure that base salary is set towards or above the median of Augusta’s 2010 and 2011 peer group and offer variable compensation (short-term, mid-term and long term incentive) components for competitiveness and target performance.

Short Term Incentive Program (STIP)

The Board, on the recommendation of the Compensation Committee approved and authorized the adoption of a short-term incentive program (STIP) for the first time in 2008. The recommended STIP at that time was based on the completion of an analysis undertaken by 3XCD, moving the Corporation from fixed contracts to a more equitable base salary and bonus opportunity structure for its executives.

The STIP is intended to motivate and reward executives for the achievement of short term goals and contribution to the business during the past year. The Compensation Committee determines STIP payments based on a percentage of the executive’s salary, and a combination of individual and the Corporation’s performance. For each executive officer, targets and objectives are determined at the beginning of the year and the results of these efforts are reviewed at the end of the year to judge the executive’s performance and bonus earned. The Compensation Committee also reviews the growth and development of the Corporation over the year and any specific initiatives taken during the period to promote the growth and progress of the Corporation and the enhancement of shareholder value. In addition, the Compensation Committee considers performance targets, quantitative and qualitative measures in determining an executive’s total remuneration and may retain the services of independent compensation consultants to assist in the assessment. Compensation for the Corporation’s CEO is established in the same manner as for other executive officers and is weighted more against the Corporation’s performance as a whole.

The following details the design of the STIP:

  a maximum payout opportunity above target performance for over-achieving target performance;
  an above target opportunity for exceeding expectations;
  a target performance payout for hitting target;
  a below target factor for just missing target performance (below expectations);
  a minimum threshold; and
  a payout of 0% of base salary for missing threshold performance.

This type of payout curve allows the Corporation to manage the cost of the STIP and ensure that targets are being met before payout is made and is typical with most executive STIPs in Canada and the United States.

The table below sets forth the percentage attributed to STIP payout as a percentage of the NEO’s base salary on meeting target performance for the year ending December 31, 2011. Elements of STIP may include personal, operational and corporate financial objectives.

Position in Organization	Objectives as a Percentage of Bonus		STIP Payout (1) as Percentage of Base Salary on Meeting Target Performance
	Personal	Operational
Gilmour Clausen President and Chief Executive Officer	10%	90%	65%
Richard W. Warke Executive Chairman	10%	90%	65%
Rodney O. Pace Executive Vice President and Chief Operating Officer(2)	30%	70%	50%
Raghunath Reddy Senior Vice President and Chief Financial Officer	30%	70%	40%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs(3)	30%	70%	35%

(1)	At the discretion of the Compensation Committee and subject to Board approval.
(2)	Appointed Executive Vice President and Chief Operating Officer effective February 10, 2011
(3)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011

Corporate financial performance is most heavily weighted at the senior levels in the organization. As you move down the organization the percentage attributed to personal objectives increases.

Each corporate operational and personal objective is assigned a weighting which varies by the NEO. Achievement of personal objective is a subjective ranking by percentage and achievement of operational objectives are ranked using five levels of performance achievement, each corresponding to a performance factor that is applied in calculating the STIP payout. The achievement levels are ranked as follows:

Level of achievement	Performance factor	Percentage applied
Maximum payout	5	150%
Exceeded expectations	4	125%
Met expectations (Target)	3	100%
Below expectations	2	75%
At threshold	1	50%
Failed	0	0%

Each of the operational objectives in the matrix is given a rating (Performance Factor) as provided in the table above. Each of the NEOs are given weighting for each operational objective. The personal objectives and the operational objectives are weighted (Objectives as a Percentage of Bonus) according to the table above to arrive at a combined percentage. The combined percentage weighting is then multiplied with the STIP payout percentage and the base salary to arrive at a STIP bonus for each NEO.

Personal objectives for the NEOs for fiscal 2011 included overall developing human resource support and growth, ensuring employee motivation and safety, ensuring ethical business practices, projecting a positive image externallyand respecting and supporting all members of the Corporation.

There were nine corporate/operational objectives for fiscal 2011 which included completion of project debt financing, completion of the draft Environmental Impact Statement, Record of Decision on the Environmental Impact Statement, attainment of all necessary permits to start construction and hiring and retaining key construction and operations talent. The Corporation is relying on an exemption that permits it to not disclose certain other specific objectives and performance related factors as they are strategic in nature, disclosure of which would seriously prejudice the Corporation’s interests.

On review of fiscal 2011 and attainment of cooperate and personal objectives the compensation committee recommended and the board approved the following metrics resulting in a payout percentage of target for each NEO as listed below:

Position	Target Bonus %(1)	Operational Metrics % (Achieved)	Personal Metrics%(4) (Achieved)	Payout %
Gilmour Clausen President and Chief Executive Officer	65%	95%	100%	95.5%
Richard W. Warke Executive Chairman	65%	95%	100%	95.5%
Rodney O. Pace Executive Vice President and Chief Operating Officer(2)	50%	85%	100%	89.5%
Raghunath Reddy Senior Vice President and Chief Financial Officer	40%	93%	80%	94.3%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs(3)	35%	78%	90%	83.6%

(1)	At the discretion of the Compensation Committee and subject to Board approval.
(2)	Appointed Executive Vice President and Chief Operating Officer effective February 10, 2011
(3)	Appointed Senior Vice President, Corporate Development and Government Affairs effective February 10, 2011
(4)

Amount reflects total percentage achievement of personal objectives. Messrs. Clausen and Warke’s personal objective account for 10% of their total target bonus. Messrs Pace, Reddy and Sturgess’ personal objectives account for 30% of their total target bonus.

Also, during 2011, as a result of not meeting certain performance objectives relating to the Record of Decision on the Corporation’s Rosemont project an aggregate of 129,332 restricted shares and restricted share units granted to executive officers including NEOs were forfeited and cancelled respectively.

All STIP awards are paid in cash and subject to statutory deductions. In certain circumstances the Compensation Committee or the Board may apply discretion to STIP or other forms of compensation.

Mid-term to Long Term Incentive Compensation (LTIP)

The Corporation’s mid-term to long term incentive plan is currently comprised of:

  incentive stock option grants pursuant to the Corporation’s Stock Option Plan dated May 3, 2004, as amended and restated as of June 1, 2007 and June 11, 2009 (the “Option Plan”); and

  restricted share units and restricted shares granted pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan initially adopted on June 11, 2009 (the “RSU Plan”, and together with the Option Plan, the “Plans”).

The directors of the Corporation approved certain amendments to the Plans on May 7, 2012, which amendments are described in further detail below. All references to the Plan herein relate to the Plans, as amended and restated, as outlined herein.

A full copy of the Option Plan, as amended, is attached as Schedule B to this Circular and a full copy of the RSU Plan, as amended, is attached as Schedule C to this Circular. Capitalized terms used and not defined in this section have the meanings ascribed to them in the Option Plan and the RSU Plan, as the case may be.

The grant of restricted share units or restricted shares is aimed at achieving mid-term performance and time based targets while stock options are aimed at incentivizing longer term goals. With the adoption of the RSU Plan in 2009, the CEO and Compensation Committee determined for fiscal 2010 to grant restricted share units and restricted shares for the first time in line with the Corporation’s compensation strategy for offering a mix of performance drivers and retention mechanisms. Stock options, restricted shares and restricted share units awards are believed to motivate achievement of targets while assisting in retention of employment. Restricted shares and restricted share units granted to the Corporation’s executives during fiscal 2010 and 2011 were granted with either time or performance based targets, or both, and are primarily tied to the achievement of the Record of Decision on the Corporation’s Rosemont Copper Project.

Pursuant to the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's securityholders every three years after the institution of the arrangement. The Plans are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Corporation at the time of the grant on a non-diluted basis, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes.

The Plans were last approved and/or reconfirmed by the shareholders of the Corporation at the Corporation’s annual meeting held on June 11, 2009. In order to keep the Plans in line with current trends and regulations, the Corporation will be presenting the Plans, as amended and restated, for approval by its shareholders at the upcoming Meeting. Please see “Particulars of Other Matters to be Acted Upon” for further details regarding shareholder approval to be sought at the Meeting.

Failure to obtain securityholder approval of the Plans at this year’s Meeting would result in all unallocated options, rights or other entitlements being cancelled and the Company not being permitted to make further grants until securityholder approval is obtained. Outstanding options, rights and other entitlements under the Plans will remain unaffected, but options, rights and other entitlements that have been cancelled or have expired will not be available for subsequent grants under the Plans.

As of the date hereof the following represents the number of securities currently outstanding under the Plans:

  6,656,002 stock options to purchase 6,656,002 common shares under the Option Plan
  558,012 restricted shares issued and outstanding under the RSU Plan; and
  230,003 restricted share units redeemable for 230,003 common shares are issued and outstanding under the RSU Plan for an aggregate of 7,444,017 common shares underlying options or restricted share units or representing restricted shares (representing approximately 5.2% of the issued and outstanding common shares as of the date hereof) leaving an aggregate of 6,963,822 common shares (representing approximately 4.8% of the issued and outstanding common shares as of the date hereof) available for future grants pursuant to all security based compensation arrangements of the Corporation.

Option Plan

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation and to provide incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation. The Option Plan is administered by the Corporation’s Corporate Secretary. The Board has full and final discretion to interpret the provisions of the Option Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Option Plan. Pursuant to the Option Plan, the Option Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to the directors, senior officers, employees and consultants of the Corporation.

The Option Plan provides that the Board of directors may from time to time grant options to acquire common shares (the “Options”) to directors, officers, employees and consultants of the Corporation or its subsidiaries. Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder (the “Optionee”) to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of directors on the date of the grant, which price may not be less than the “Market Price” of the common shares. Market Price is defined under the Option Plan as the last closing price of the common shares on the Exchange before the date of grant.

Under the proposed amendments to the Option Plan approved by the Board of Directors of the Corporation on May 7, 2012, the Option Plan now provides for a cashless exercise provision, pursuant to which an optionee may elect to receive, in lieu of paying cash for the exercise price of an option, a lesser number of common shares of the Corporation based upon the difference between the then current market price of the common shares of the Corporation and the exercise price of the option, in consideration for the surrender and exchange of options.

Pursuant to the Option Plan the expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Also, under the Option Plan, subject to the policies of the TSX the number of common shares (i) issued to Insiders (as defined in the Option Plan) upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding common shares.

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, otherwise specified in an option agreement, the Optionee may only exercise vested options held by that Optionee within thirty days after the date on which the Optionee ceases to be a director, officer, employee or consultant. The thirty day period may be extended by the Board, but in no case can the Optionee exercise such options after the expiry of the Option Period relating to such options. An Optionee can only exercise options to the extent that the Optionee was entitled to exercise such options at the date on which he or she ceased to be a director, officer, employee or consultant of the Corporation.

Options shall immediately be cancelled if held by any Optionee who ceased to be a director of the Corporation as a result of ceasing to meet the required qualifications of a director or a because of a special resolution having been passed by the shareholders to remove such director or any Optionee who was terminated for cause or where an order of the British Columbia Securities Commission, the TSX, or any applicable regulatory authority orders that an Optionee cease to be a director or employee of the Corporation.

The Board may, subject to TSX or regulatory approval where required, amend the terms of the Option Plan or any outstanding Option without obtaining shareholder approval, including in the circumstances set out below, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee (this second part remains consistent with the existing Option Plan). Those circumstances are as follows:

a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

c.	a change to, including the acceleration of, the vesting provisions of any Option or the Option Plan;

d.	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Corporation is subject;

e.	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

f.	in the case of any Option, the substitution of another award for the same or different type;

g.	in the case of any Option, such amendments or revisions pursuant to the adjustment provisions of the Option Plan;

h.	amendments to the definition of change of control for the purposes of the Option Plan;

i.	the addition of a cashless exercise feature, payable in cash or securities of the Corporation; and

j.	a change to the class of eligible persons that may participate under the Option Plan.

In all other circumstances, the Corporation will be required to obtain the approval of shareholders before making any other amendments to the Option Plan.

In the event of a change of control, the Option Plan provides that:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price (as defined therein) on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of common shares to which such Optionee was entitled upon exercise of Options.

Under the Option Plan a “change in control” occurs when:

(iii)

any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then- outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(iv)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(v)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization;

(vi)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction; or

(vii)

Individuals who were elected by the shareholders to constitute the Board of Directors at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board of Directors.

Pursuant to TSX requirements, shareholder approval will be required for, among other things amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options.

Restricted Share Unit and Restricted Share Plan

The purposes of the RSU Plan are to promote further alignment of interests between designated participants and the shareholders of the Corporation, to provide a compensation system for designated participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term and to allow designated participants to participate in the success of the Corporation over the medium term.

Pursuant to the RSU Plan, the Board may grant Restricted Share Units (each, an “RSU”) or Restricted Shares to designated participants who are directors, officers, employees or consultants of the Corporation or an affiliate of the Corporation, in consideration of such persons providing their services to the Corporation or its affiliate.

Under the proposed amendments to the RSU Plan approved by the Board of Directors of the Corporation on May 7, 2012, the market value of RSUs and common shares will now be the closing price of the common shares on the TSX on the day immediately preceding the relevant date.

When cash dividends are paid on the common shares, additional RSUs of equivalent value are credited to the designated participant’s RSU account. RSUs can be redeemed for either cash or common shares, or a combination of both, at the end of each performance period upon achievement by the designated participant of certain target milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights of a shareholder of the Corporation with respect to the common shares underlying any such RSUs.

The Restricted Shares granted to designated participants under the RSU Plan are subject to the designated participant meeting certain target milestones within the restricted period determined by the Board at the time of the Restricted Share grant, which may include vesting based on length of service. Until the expiry of the restricted period, a holder of Restricted Shares is entitled to all rights as a shareholder of the Corporation in respect of such Restricted Shares, including voting rights and dividend entitlement, but the Restricted Shares may not be transferred and may be cancelled or terminated in certain circumstances under the terms of the RSU Plan.

The RSU Plan authorizes the Board to grant RSUs and Restricted Shares to designated participants on the following terms:

(1)

The aggregate number of common shares that may be issued upon the redemption of RSUs granted under the RSU Plan and the number of Restricted Shares subject to a restricted period issued under the RSU Plan shall not at any time, when taken together with any common shares issuable under any other security based compensation arrangement of the Corporation either then in effect or proposed, including the Option Plan, exceed 10% of the issued and outstanding common shares of the Corporation from time to time on a non-diluted basis.

(2)

The maximum number of Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares and the maximum number of Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Shares, both on a non-diluted basis. If any RSU or Restricted Share is cancelled for any reason the Shares reserved for issuance in respect of such RSUs or subject to a restricted period with respect to such Restricted Shares will become available again for the purposes of the Plan.

(3)

RSUs credited to the designated participant’s account and Restricted Shares granted under the RSU Plan from time to time vest based upon the designated participant’s performance toward the target milestones as specified by the Board at the time of grant. If a designated participant dies, retires or suffers a disability preventing him from carrying out his employment, is terminated without cause during a performance period or is a director who ceases to be a director and is not or is no longer an employee of the Corporation, and the designated participant’s target milestones have not been met, and the designated participant’s performance toward the target milestones can be objectively measured, or cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the RSUs (including dividend equivalent RSUs) credited to the designated participant’s account or Restricted Shares granted shall vest in accordance with the proportional achievement by the designated participant of the target milestones, as determined by the Board, acting reasonably.

(4)

Notwithstanding paragraph 3, RSUs or Restricted Shares will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Corporation or an affiliate of the Corporation and a designated participant.

(5)

If a designated participant is terminated for cause or resigns prior to the end of a performance period in respect of any RSUs granted or a restricted period in respect of any Restricted Shares granted, the designated participant is not entitled to any cash payment or treasury common shares on account of RSUs or Restricted Shares relating to such performance period or restricted period in which such designated participant’s employment terminates, and all outstanding RSUs or Restricted Shares shall be cancelled.

(6)

In the event of a change in control of the Corporation, as defined in the RSU Plan, subject to TSX or any other required regulatory approvals, if a designated participant’s employment is terminated by the Corporation for any reason (other than Cause) within 6 months following such Change in Control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the RSUs or Restricted Shares held by such Designated Participant shall be deemed to have been vested on the Termination Date.

(7)	With respect to the grant of RSUs under the RSU Plan:

a.

unless the Board specifies a shorter period, the performance period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on December 31 of the third year following the calendar year in which such RSUs were granted, and in no case shall the performance period be longer than the period set out above.

	b.	RSUs (including dividend equivalent RSUs) credited to the designated participant’s account from time to time are denominated in common shares of the Corporation.

c.

whenever cash dividends are paid on the common shares of the Corporation, additional RSUs will be credited to RSU accounts of designated participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been common shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the common shares began trading on an ex-dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued; and

d.

vested RSUs credited to the designated participant’s account shall be redeemed on the last day of the performance period as provided herein (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of target milestones). The RSUs are redeemable in cash equal to the market value of vested RSUs, in treasury common shares equal to the number of vested RSUs or in any combination of cash or treasury common shares, at the sole discretion of the Board.

(8)	With respect to Restricted Shares granted under the RSU Plan:

a.

unless otherwise specified by the Board to be a shorter period, the restricted period in respect of any Restricted Share shall commence on the date of the grant of such Restricted Share and end on the third anniversary of such date; and

	b.	upon the vesting of a designated participant’s Restricted Shares, such Restricted Shares become unrestricted and are no longer subject to the terms of the RSU Plan.

(9)

Subject to the restrictions noted in paragraph 11 below, and to regulatory and TSX approval, where required, the Board may amend the terms of the RSU Plan or any RSU or Restricted Share without shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a designated participant without the consent of such designated participant:

	a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the RSU Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU Plan;

	c.	in the case of any granted RSU or Restricted Share, amend, including the acceleration of, the vesting provisions, the target milestones, the performance period or the restricted Period;

	d.	in the case of any granted RSU or Restricted Share, substitute another award for the same or different type or make such adjustments contemplated under the RSU Plan;

	e.	amend the eligibility requirements of designated participants which would have the potential of broadening or increasing insider participation; and

	f.	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Corporation is subject.

(10)	Subject to regulatory and TSX approval, where required, the Board may, from time to time, suspend or terminate the RSU Plan in whole or in part.

(11)	Shareholder approval is required to amend the RSU Plan to:

	a.	amend the RSU Plan to increase the number of shares reserved for issuance under the RSU Plan; or

b.

amend RSUs granted under the RSU Plan to extend the performance period beyond the original expiration date for the benefit of insiders of the Corporation, except in circumstances where the Corporation has imposed a trading black-out, as described in paragraph 13.

(12)

The RSUs and Restricted Shares are not transferable or assignable other than by will or pursuant to the laws of succession, except that the designated participant may, subject to Board approval, assign RSUs or Restricted Shares granted under the RSU Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the designated participant, a personal holding corporation, partnership, trust or other entity controlled by the designated participant or a registered retirement income fund or registered retirement savings plan of the designated participant.

(13)

If a performance period ends or a restricted period expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the RSU Plan, the performance period shall end or the restricted period expire, as applicable, 10 business days after the trading black-out period is lifted by the Corporation.

(14)	No financial assistance is available to designated participants under the RSU Plan.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return for Cdn$100 invested in the Corporation’s common shares on December 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

The increase in the share price is a direct result of the efforts of the Corporation senior executives and employees. Since acquiring the Rosemont Copper Property in Arizona in June 2005 the Corporation has successfully advanced the project through to the completion of a feasibility study. The Corporation is currently working on completing the permitting process with the goal of receiving a Record of Decision in order to start construction at the Rosemont project. To achieve this goal, the Corporation has hired additional staff, both at the executive and operational levels and will continue to do so to meet the construction time line. As a result and in addition due to the tight labour market for experienced mining executives the total compensation for the NEOs over the five period and particularly in the last three years is higher. The drop in the Corporation’s share price as seen in the latter part of 2008 was a result of the global economic crisis that had a similar impact on companies in the Corporation’s peer group.

The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2011 for each NEO of the Corporation:

Summary Compensation Table

Name and principal position	Year	Salary(1) (US$)	Share- based awards(2) ($)	Option- based awards(3) (US$)	Non-equity incentive plan compensation		Pension value ($)	All other compen- sation(5) ($)	Total compensation (US$)
					Annual incentive plans(4) (US$)	Long- term incentive plans
Gilmour Clausen(6) CEO	2011 2010 2009	$338,340 $320,000 $320,000	$415,871 $468,299 N/A	$915,517 $0 $50,871	$211,055 $264,160 $208,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,880,783 $1,052,459 $578,871
Richard W. Warke(6)(7) Executive Chairman	2011 2010 2009	$268,594 $211,671 $190,893	$277,248 $102,699 N/A	$610,345 $0 $43,786	$169,450 $165,103 $124,080	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,325,637 $479,473 $358,759
Raghunath Reddy Senior VP & CFO	2011 2010 2009	$223,333 $205,000 $205,000	$138,624 $78,999 N/A	$305,172 $0 $31,794	$84,870 $96,350 $82,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$751,994 $380,349 $318,794
Rodney O. Pace Executive VP & Chief Operating Officer	2011 2010 2009	$230,840 $185,000 $185,000	$231,040 $94,800 N/A	$482,758 $0 $38,153	$105,163 $64,750 $64,750	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,049,801 $344,550 $287,903
James A. Sturgess Senior VP Corporate Development and Government Affairs	2011 2010 2009	$220,833 $175,000 $175,000	$184,832 $78,999 N/A	$381,465 $0 $31,794	$65,815 $54,338 $52,500	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$852,945 $308,337 $259,294

(1)

Salary amounts for Mr. Warke were paid in Canadian dollars (CAD). For the purposes of this table his figures were converted to USD using the following conversion for the years indicated: 2011 annual average CAD/USD exchange rate of $0.9891, 2010 annual average CAD/USD exchange rate of $1.0299, 2009 annual average CAD/USD exchange rate of $1.1420.

(2)	Value of restricted shares/restricted share units based on the five day value weighted average price (“VWAP”) of the Corporation’s shares on the TSX at the date of the grant.
(3)	The Corporation uses the Black Scholes pricing model which is the industry standard for valuing stock options.
(4)	Amounts indicated were earned for the year indicated but paid in the following year.
(5)	During fiscal 2011 the Corporation did not pay out any perquisites and other personal benefits that are generally not available to all employees.
(6)	Messrs. Clausen and Warke are also Directors of the Corporation but do not receive compensation for their role as a director.
(7)	Mr. Warke’s salary is paid through a management services company equally owned by the Corporation and other related companies with common directors and officers.

NEO Employment Agreements

The Corporation has entered into an employment agreement with each NEO for an indefinite term. Each contract provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), grant of stock options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. In addition, Gilmour Clausen’s employment agreement provides for a bonus of up 100% of base salary and automobile expenses. Richard W. Warke’s employment agreement provides for a bonus of up 100%, of base salary, automobile expenses and club membership fees. The payment of a bonus in accordance with the Corporation’s STIP and the grant of stock options in accordance with the Corporation’s LTIP is tied to corporate, operational and individual performance and is at the discretion of the Compensation Committee upon the recommendation of the CEO. Refer to the Summary Compensation table under “Statement of Executive Compensation” for compensation paid to, earned by or accrued for each NEO for fiscal 2011.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financing year.

Name	Option-based Awards(1)					Share-based Awards(1)
	Number of securities underlying unexercised options		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the-money options(2) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) (CAD$)
	Unvested	Vested
Gilmour Clausen CEO	300,000 53,334 0 0	0 106,666 160,000 150,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012	$0 $265,598 $0 $157,500	90,000 42,667 N/A N/A	$285,300 $135,254 N/A N/A
Richard W. Warke Executive Chairman	200,000 43,334 0 0	0 86,666 130,000 130,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012	$0 $215,798 $0 $136,500	60,000 34,667 N/A N/A	$190,200 $109,894 N/A N/A
Raghunath Reddy Senior VP & CFO	100,000 33,334 0 0 0	0 66,666 25,000 70,000 150,000	$4.45 $0.68 $1.13 $4.25 $3.61	Feb. 10, 2016 Jan. 28, 2014 Dec. 3, 2018 Sep. 11, 2018 Nov 26, 2012	$0 $165,998 $51,000 $0 $0	30,000 26,667 N/A N/A N/A	$95,100 $84,534 N/A N/A N/A
Rodney O. Pace Executive VP & Chief Operating Officer	150,000 40,000 0	0 40,000 200,000	$4.45 $0.68 $4.10	Feb. 10,2016 Jan. 28, 2014 Jan. 4, 2013	$0 $99,600 $0	55,000 32,000 N/A	$174,350 $101,440 N/A
James A. Sturgess Senior VP Corporate Development and Government Affairs	125,000 33,334 0 0	0 66,666 100,000 75,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012	$0 $165,998 $0 $78,750	40,000 26,667 N/A N/A	$126,800 $84,534 N/A N/A

(1)	On December 31, 2011 the closing price of the Corporation’s shares on the TSX was CAD$3.17.
(2)	Value is calculated on vested options at December 31, 2011.
(3)	Value is calculated on non-vested restricted shares/restricted share units at December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Corporation and the exercise price of the stock options under the option based award on the vesting date:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gilmour Clausen CEO	$182,582	$48,692	N/A
Richard W. Warke Executive Chairman	$148,348	$39,562	N/A
Raghunath Reddy Senior VP & CFO	$134,613	$30,432	N/A
Rodney O. Pace Executive VP & Chief Operating Officer	$136,937	$36,522	N/A
James A. Sturgess Senior VP Corporate Development and Government Affairs	$114,114	$30,432	N/A

(1)

Represents the value of stock options vested in the fiscal year ended December 31, 2011 calculated as if stock options had been exercised on their vest date based on market price on the vest date of the stock options.

Pension Plan Benefits

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination and Change of Control Benefits

The following describes the arrangements in place as at December 31, 2011 with respect to remuneration payable to each NEO of the Corporation in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements:

(1)

In the event of termination by the Corporation without Cause or by the employee for Good Reason, the Corporation shall pay, at the time of such termination, a lump sum cash amount to each NEO as follows:

Gilmour Clausen President & CEO	Three (3) times the base salary and the target bonus in effect immediately preceding such termination
Richard W. Warke Executive Chairman	Two (2) times the base salary and the target bonus in effect immediately preceding such termination
Raghunath Reddy Senior VP & CFO	Two (2) times the base salary and the target bonus in effect immediately preceding such termination
Rodney O. Pace Executive VP & Chief Operating Officer	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

(2)

In the event that the NEO should resign for any reason or the Corporation should terminate his employment without Cause within six months after a Change of Control, the Corporation shall compensate the NEO with a lump sum cash amount as follows:

Gilmour Clausen President & CEO	Four (4) times the base salary and the target bonus in effect immediately preceding such termination
Richard W. Warke Executive Chairman	Three (3) times the base salary and target bonus in effect immediately preceding such termination
Raghunath Reddy Senior VP & CFO	Two (2) times the base salary and the target bonus in effect immediately preceding such termination
Rodney O. Pace Executive VP & Chief Operating Officer	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides detail regarding the estimated incremental payments from the Corporation to each NEO on termination without cause or by the NEO for Good Reason, assuming a triggering event occurred on December 31, 2011.

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(1)(2) (US$)	Total (US$)
Gilmour Clausen CEO	3	$1,020,000	$633,165	$544,115	$2,197,280
Richard W. Warke(1) Executive Chairman	2	$530,982	$329,608	$401,183	$1,261,773
Raghunath Reddy Senior VP & CFO	2	$675,000	$169,740	$258,250	$1,102,990
Rodney O. Pace Executive VP & Chief Operating Officer	1.5	$705,000	$157,745	$369,121	$1,231,865

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(1)(2) (US$)	Total (US$)
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$675,000	$98,723	$289,421	$1,063,143

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2011 of $0.9833.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2011 the closing price of the Corporation’s shares on the TSX was CAD$3.17.
(3)	Bonus value has been calculated using the fiscal 2011 STIP percentages for meeting target performance.

Estimated Payment on a Change of Control

The following table provides detail regarding the estimated payments from the Corporation to each NEO on termination of a change of control, assuming a triggering event occurred on December 31, 2011.

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(1)(2) (US$)	Total (US$)
Gilmour Clausen CEO	3	$1,360,000	$844,220	$544,115	$2,748,335
Richard W. Warke(1) Executive Chairman	2	$796,473	$494,412	$401,183	$1,692,068
Raghunath Reddy Senior VP & CFO	2	$900,000	$169,740	$258,250	$1,327,990
Rodney O. Pace Executive VP & Chief Operating Officer	1.5	$940,000	$157,745	$369,121	$1,466,865
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$900,000	$98,723	$289,421	$1,288,143

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2011 of $0.9833.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2011 the closing price of the Corporation’s shares on the TSX was CAD$3.17.
(3)	Bonus value has been calculated using the fiscal 2011 STIP percentages for meeting target performance.

Director Compensation

As there was no change made to directors’ fees since the last assessment by 3XCD in late 2007, the CEO and the Compensation Committee felt it was necessary to conduct a review of Board compensation in late 2010. 3XCD was engaged to perform this review. Part of the analysis completed by 3XCD involved a review of 30 peer group companies having parameters on size and complexity as measured by revenues and market capital, in the same industry sub-sector. The emphasis of the analysis was to ensure Board members were compensated fairly for the services of their expanding function and in line with current trends. The following companies formed part of 3XCD’s analysis (in addition to those companies used in the analysis for the executive compensation analysis): Bear Creek Mining Corp., Constitution Mining Corp., Duluth Metals ltd., Entree gold Inc., Far West Mining Ltd., Minera Andes Inc., Mines Management Inc., Nautilus Minerals Inc., Northland Resources SA, Sabina Gold & Silver Corp., Western Copper Corp. The amount of time Board members need to (or must) apply to the Corporation has increased dramatically since 2007 when the last assessment was completed by 3XCD. The conclusion of the analysis was that Augusta’s Board and Committee fees were below the median of its peer group. As a result, it was recommended that Augusta’s Board and Committee fees be adjusted and brought in line with the market. In early 2011, on recommendations by the Compensation Committee the following Committee and Board fee structure was adopted:

CAD$
Annual base compensation per Board member	$25,000/annum
Board meeting attendance (per meeting basis)	$600/meeting
Audit Committee Chair	$5,000/annum
Compensation Committee Chair	$3,000/annum
Nominating and Corporate Governance Committee Chair	$3,000/annum
Lead Director	$12,500/annum
Committee Member Compensation	$1,500/annum

The following table provides details regarding all amounts of compensation paid to each director of the Corporation that is not a NEO during the most recently completed financial year.

Director Name	Directors Fees earned (US$)	Share-based awards (2) (US$)	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)(5)
Christopher M.H. Jennings	$37,221 (1)	$92,416	$152,589	N/A	N/A	N/A	$282,227
Michael A. Steeves(3)	$16,263	$92,416	$152,589	N/A	N/A	N/A	$261,298
Robert P. Wares	$30,823	$92,416	$152,589	N/A	N/A	N/A	$275,828
W. Durand (Randy) Eppler	$33,791 (1)	$92,416	$152,589	N/A	N/A	N/A	$278,797
Timothy C. Baker	$30,894	$92,416	$152,589	N/A	N/A	N/A	$275,900
Donald B. Clark	$27,702	$92,416	$152,589	N/A	N/A	N/A	$272,707
John R. Brodie(4)	$19,599	$0	$262,049	N/A	N/A	N/A	$281,648

(1)	Includes fee for service as the Lead Director. Mr. Eppler was Lead Director between January 1 to June 10, 2011 and Dr. Jennings became Lead Director on June 10, 2011.
(2)	Value of restricted shares/restricted share units using a five day VWAP at the date of grant.
(3)	Mr. Steeves ceased to be a director of the Corporation on June 8, 2011
(4)	Mr. Brodie was elected as a director on June 8, 2011
(5)	For the purposes of this table the conversion rate applied was the 2011 annual average CAD/US exchange rate of $0.9891

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation.

Directors’ outstanding share-based awards and option-based awards

The following table sets forth, for each director of the Corporation that is not a NEO, all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financial year.

Name	Option-based Awards					Share-based Awards(2) (4)
	Number of securities underlying unexercised options(1) (#)		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the- money options(2) (3) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
	Unvested	Vested
Christopher M.H. Jennings	25,000 0 0 0	25,000 65,000 65,000 40,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012	$0 $161,850 $0 $42,000	20,000 N/A N/A N/A	$63,400 N/A N/A N/A
W. Durand (Randy) Eppler	25,000 0 0 0	25,000 65,000 65,000 40,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar 2, 2012	$0 $161,850 $0 $42,000	20,000 N/A N/A N/A	$63,400 N/A N/A N/A
Timothy C. Baker	25,000 0 0	25,000 65,000 100,000	$4.45 $0.68 $4.25	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $161,850 0	20,000 N/A N/A	$63,400 N/A N/A
Donald B. Clark	25,000 33,334 0 0	25,000 66,666 100,000 50,000	$4.45 $0.68 $4.25 $2.12	Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018 Mar. 2, 2012	$0 $165,998 $0 $52,500	20,000 N/A N/A N/A	$63,400 N/A N/A N/A
John R. Brodie	50,000	50,000	$3.94	June 13, 2016	$0	N/A	N/A

(1)	Options granted to Independent Directors may or may not vest immediately.
(2)	On December 31, 2011 the closing price of the Corporation’s shares on the TSX was CAD$3.17.
(3)	Value is calculated for vested options at December 31, 2011.
(4)	Value is calculated for not vested shares at December 31, 2011.

During fiscal year ending 2011 an aggregate of 520,000 options at exercise prices ranging from CAD$0.68 to $4.45 per common share were exercised by the directors of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2011 concerning the Corporation’s Option Plan and RSU Plan described under “Long Term Incentive Compensation”:

Plan Category	Number of common shares to be issued upon exercise of options or redemption of restricted share units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (Option Plan)	6,663,504 (1)	CAD$3.10	7,400,200(2)
Equity compensation plans approved by securityholders (RSU Plan)(3)	252,335	N/A

(1)	Of these 3,899,992 were exercisable at December 31, 2011.
(2)

Based on 10% of the Corporation’s issued and outstanding common shares at December 31, 2011 less options and restricted share units outstanding at December 31, 2011. This aggregate number of securities will be available for issue under all security based compensation plans of the Corporation.

(3)	Restricted share units or restricted shares may be issued under the RSU Plan. At December 31, 2011 the Corporation had 617,004 restricted shares and 252,335 restricted share units outstanding.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and pays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporation’s corporate governance practices are compared with the National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) guidelines for effective corporate governance below. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

Board of Directors

The current Board is comprised of eight directors, five of which are Independent Directors as such term is defined in National Instrument 52-110 – Audit Committees. Director’s that are not employees of the Corporation, that are independent of the Corporation’s management and have no direct or indirect material relationships with the Corporation are considered independent (the “Independent Directors”). Of the eight directors of the Corporation, at December 31, 2011, the following five were Independent Directors of the Corporation: Timothy C. Baker, W. Durand (Randy) Eppler, Christopher M. H. Jennings, John R. Brodie, and Robert P. Wares. See “Statement of Corporation Governance Practices – Board of Directors” for more information on the independence status of the Board.

Given that five of the eight directors during fiscal 2011 were independent, the Board is considered to have a majority of members that are independent. In addition each of the Board’s standing committees, the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are comprised of only Independent Directors including and the Chair to each committee. The Board also has a Lead Director who at December 31, 2011 was Dr. Christopher M.H. Jennings, to ensure the Board functions independent of management and to provide leadership for its Independent Directors.

At the date of this Management Proxy Circular, some of the Corporation’s directors were directors of other reporting issuers as follows:

Timothy C. Baker	Antofagasta PLC, Eldorado Gold Corp. and Pacific Rim Mining Corporation
Donald B. Clark	Wildcat Silver Corporation and Riva Gold Corporation
Gilmour Clausen	Jaguar Mining Inc., Wildcat Silver Corporation and Plata Latina Minerals Corporation
W. Durand (Randy) Eppler	Vista Gold Corp., Golden Minerals Company, Frontier Mining Ltd. and Plata Latina Minerals Corporation
Robert P. Wares	Osisko Mining Ltd., Wildcat Silver Corporation, Bowmore Exploration Ltd. and Ryan Gold Corp.
Richard W. Warke	Wildcat Silver Corporation, Riva Gold Corporation and Plata Latina Minerals Corporation
John R. Brodie	Wildcat Silver Corporation, Silver Standard Resources Inc., and AG Growth International Inc.

The Independent Directors of the Corporation hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During fiscal year ending December 31, 2011 the Audit Committee held 4 meetings; the Compensation Committee held 3 meetings and the Nominating and Corporate Governance Committee Meeting held 2 meetings.

During fiscal 2011 the Board held 4 Board meetings. Following is the attendance record of each director for Board meetings held during fiscal 2011:

Donald B. Clark	attended 3 of 4 Board meetings
Gilmour Clausen	attended 4 of 4 Board meetings
W. Durand (Randy) Eppler	attended 4 of 4 Board meetings
Christopher M. H. Jennings	attended 4 of 4 Board meetings
Michael A. Steeves(1)	attended 1 of 2 Board meetings
Robert P. Wares	attended 3 of 4 Board meetings
Richard W. Warke	attended 4 of 4 Board meetings
Timothy C. Baker	attended 4 of 4 Board meetings
John R. Brodie(2)	attended 3 of 3 Board meetings

(1)	Mr. Steeves ceased to be a director of the Corporation on June 8, 2011.
(2)	Mr. Brodie was elected director of the Corporation on June 8. 2011.

Board Mandate

The Board has a formal written mandate which defines its stewardship responsibilities. A copy of the Board of directors Mandate is attached hereto as Schedule “A”.

Position Descriptions

The Board has not developed formal written position description for the Executive Chairman, the Chairman of each committee or the CEO. All members of the Board are or have been directors or officers of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to responsibilities of the Executive Chairman, the Chairman of each committee and the CEO.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Corporation’s directors the Corporation supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges visitation by directors to the Corporation’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to Raghunath Reddy the Ethics Officer (also the CFO), or John R. Brodie the Chairman of the Audit Committee or other designated person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.augustaresource.com.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Disclosure and Share Trading Policy and a Whistleblower Policy. Both of these policies are available on the Corporation’s website at www.augustaresource.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behavior.

Nominating of Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and considers the background, expertise, qualifications and skill sets, to the needs of the Corporation and recommend the appointment of the potential candidate to the Board as a whole.

All members of the Nominating and Corporate Governance committee are outside, non-management and independent directors in accordance with Corporate Governance Disclosure Rules and NYSE Amex rules. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

The process by which the Board determines the compensation for the Corporation’s directors and officers is through the recommendation of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Corporation’s directors and officers. The Compensation Committee is comprised entirely of Independent Directors in accordance with corporate governance rules of NI 58-101, TSX and NYSE Amex. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

The Board currently has the following standing committees comprised of Independent Directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The Board may appoint an Environment, Health and Safety Committee and an Executive Committee when appropriate. All of the existing committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 19, 2012 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile at www.sedar.com. The purpose of the Compensation Committee and the Nominating and Corporate Governance Committee has been described above.

In addition during 2009, the Board formed, for the first time, an Option Committee to enable the granting of stock options to new hires that are not directors and officers of the Corporation. The members of the Option Committee are Richard W. Warke and Gilmour Clausen. The Board authorizes the allocation of a certain number of options (the “Allocated Options”) on an annual basis to the Option Committee on recommendation of management. Once the Allocated Options are granted the Option Committee must obtain Board approval on any further grants.

Assessment

The Nominating and Corporate Governance Committee annually makes assessments of the Board and its standing committees. Subsequent to fiscal year ended December 31, 2011 the Nominating and Corporate Governance Committee assessed the results of the rotation made during fiscal 2011 in respect of the committee members on each of the Board’s standing committees. The changes were viewed as a positive development in achieving the necessary skills and experience on each standing committee. Also, subsequent to fiscal year ended December 31, 2011, the Nominating and Corporate Governance Committee did an overall review of the Board’s effectiveness. It was viewed the Board has the necessary skills and experience required for the business of the Corporation. A formal process for evaluating the Board, its committees and individual directors is being considered. It is felt that the current size and constitution of the Board allows for informal discussions regarding contribution of each director. In addition, each individual director is significantly qualified through their current or previous professions to fulfill their duties as a Board member and serve on the designated committees. The Executive Chairman of the Board and the CEO of the Corporation are assessed annually on their individual performance throughout the year and their ability to execute and meet the corporate strategy. The Executive Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

Each Board member makes an effort to fully participate in each Board meeting as is reflected by their attendance record and are canvassed for their input when making Board decisions.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Pursuant to the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's securityholders every three years after the institution of the arrangement. The Corporation’s Option Plan and RSU Plan are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Corporation at the time of the grant on a non-diluted basis, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes. The Plans were last approved and/or reconfirmed by the shareholders of the Corporation at the Corporation’s annual meeting held on June 11, 2009. In order to keep the Plans in line with current trends and regulations, the Corporation will be presenting the Plans, as amended and restated, for approval by its shareholders at the upcoming Meeting. See “Statement of Executive Compensation – Elements of Executive Compensation - Mid-term to Long Term Incentive Compensation (LTIP)”, “Statement of Executive Compensation – Elements of Executive Compensation” for more details on the Plans.

Accordingly, Shareholders will be requested to approve the following resolution at the Meeting relating to the Opiton Plan:

“WHEREAS:

A.

the Corporation established a Stock Option Plan on May 4, 2004, as amended from time to time (the “Option Plan”) which does not have a fixed maximum number of common shares issuable upon exercise of options granted thereunder;

B.	the shareholders of the Corporation last approved the Option Plan, by a majority of votes cast, on June 11, 2009; and

C.

the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved by shareholders every three (3) years.

NOW THEREFORE, BE IT RESOLVED THAT:

1.

the Stock Option Plan, as amended and restated, substantially in the form attached as Schedule B to the Management Proxy Circular of the Corporation dated May 7, 2012, be and is hereby authorized, approved, ratified and confirmed, and all unallocated options, rights or other entitlements under the Option Plan be and are hereby approved;

2.

the Corporation be and shall have the authority to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan until June 12, 2015, which is three years from the date of the meeting of Shareholders at which this resolution was passed; and

3.

any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and to deliver all such agreements, instruments, amendments, certificates and other documents and to perform all such acts or things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such director or officer and delivery of any such agreement, instrument, amendment, certificate or other document or the performance of any such other act or thing being conclusive evidence of such determination.”

At the Meeting, Management of the Corporation will recommend that shareholders vote IN FAVOUR of the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

Shareholders will also be requested to approve the following resolution at the Meeting relating to the RSU Plan:

“WHEREAS:

A.

the Corporation established a Restricted Share and Restricted Share Unit Plan, as amended from time to time (the “RSU Plan”) which does not have a fixed maximum number of common shares issuable under the RSU Plan and which was approved by the shareholders of the Corporation by a majority of votes cast on June 11, 2009; and

C.

the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved by shareholders every three (3) years.

NOW THEREFORE, BE IT RESOLVED THAT:

1.

the RSU Plan, as amended and restated, substantially in the form attached as Schedule C to the Management Proxy Circular of the Corporation dated May 7, 2012, be and is hereby authorized, approved, ratified and confirmed, and all unallocated rights or other entitlements under the RSU Plan be and are hereby approved;

2.

the Corporation be and shall have the authority to grant restricted shares and other rights and entitlements pursuant to and subject to the terms and conditions of the RSU Plan until June 12, 2015, which is three years from the date of the meeting of Shareholders at which this resolution was passed; and

3.

any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and to deliver all such agreements, instruments, amendments, certificates and other documents and to perform all such acts or things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such director or officer and delivery of any such agreement, instrument, amendment, certificate or other document or the performance of any such other act or thing being conclusive evidence of such determination.”

At the Meeting, Management of the Corporation will recommend that shareholders vote IN FAVOUR of the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2011 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before February 7, 2013, to be considered for inclusion in the management proxy circular for the 2012 Annual Meeting of the Shareholders. It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2011. Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may contact the Corporation as the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

Dated as of May 7th, 2012

BY ORDER OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

SCHEDULE A

AUGUSTA RESOURCE CORPORATION
(the “Company”)

BOARD OF DIRECTORS
MANDATE

1.                   ROLE AND RESPONSIBILITIES

1.1                The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2                The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3                The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4                The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5                The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6                The Board is responsible for the Company’s communication policies, which:

a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

c)	are reviewed at least annually.

1.7                The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.8                The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics.

1.9                The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:

a)	act honestly and in good faith with a view to the best interests of the Company;

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

d)

(i)                disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.2                The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

c)	issue securities, except as authorized by the directors;

d)	issue shares of a series, except as authorized by the directors;

e)	declare dividends;

f)	purchase, redeem or otherwise acquire shares issued by the Company;

g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

h)	approve a management proxy circular, take-over bid circular or directors’ circular;

i)	approve financial statements to be put before an annual meeting of shareholders; or

j)	adopt, amend or repeal articles.

1.3                The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

b)

the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

	(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

	(vii)	establish a plan of succession;

c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

	(ii)	review the adequacy and form of compensation of directors and senior management;

	(iii)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(iv)	make recommendations to the Board.

2.                   COMPOSITION

2.1                From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2                The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3                If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include atleast one director who does not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4                The Board should, as a whole, have the following competencies and skills:

a)	technical and operating knowledge of the mining industry;

b)	knowledge of current corporate governance guidelines; and

c)	financial and accounting expertise.

3.                   PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1                The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2                If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3                The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4                An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5                The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6                The Board shall institute procedures for receiving shareholder feedback.

3.7                The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8                The non-management directors shall meet at least once yearly without any member of management being present.

3.9                The Board sets appropriate limits on management’s authority and has in place an Authorization Policy. In addition, the following decisions require the approval of the Board or one of its committees:

a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

b)	the approval of the consolidated annual budget;

c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

d)	the creation of subsidiaries for the Company;

e)	the creation of new Company bank accounts;

f)	payment of dividends by the Company;

g)	proxy solicitation material for the Company;

h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

i)	the appointment of members on any committee of the Board of the Company;

j)	the appointment or discharge of any senior officer of the Company;

k)	entering into employment contracts with any senior officers of the Company;

l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

n)	any material change to the business of the Consolidated Group; and

o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

3.10                The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop a position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Adopted by the Board of Directors on
November 13, 2009

SCHEDULE B

AUGUSTA RESOURCE CORPORATION
(the “Company”)

STOCK OPTION PLAN

Dated as of May 3, 2004, as amended and restated as of June 1, 2007, June 11, 2009 and June 12, 2012

1.                PURPOSE

                  The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the long term objectives of the Company; to attract, retain and motivate persons as directors, officers, employees and consultants to the Company and to advance the interests of the Company by providing such persons with the opportunity, through stock options to acquire a proprietary interest in the Company.

2.                DEFINITIONS AND INTERPRETATIONS

                   When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	“Board of Directors” means the Board of Directors of the Company;

(b)	“change in control” means the occurrence of any of the following events:

(i)

any person, alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then-outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Company or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(ii)

the Company is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Company or such person into which the Voting Shares of the Company is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately prior to such transaction;

(iii)

the capital of the Company is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately prior to such reorganization;

(iv)

the Company sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Company immediately prior to such transaction; or

(v)

individuals who were elected by the shareholders to constitute the Board of Directors at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board of Directors.

(c)

“Common Shares” means common shares in the capital of the Company or in the event of an adjustment contemplated by Section 14 hereof, such other shares or securities to which the Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(d)

“Company” means Augusta Resource Corporation and any successor company and any reference herein to action by the Company means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(e)	“Exchange” means the Toronto Stock Exchange or any other stock exchange on which the Common Shares are listed;

(f)	“Exchange Policies” means the policies of the Exchange, including those set forth in the Company Manual of the Exchange.

(g)	“Insider” has the meaning ascribed thereto in Exchange Policies;

(h)	“Market Price” means the last per share closing price for the Common Shares on the Exchange before the date of grant of an Option;

(i)

“Option” means an option granted by the Company to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price determined by the Board of Directors subject to Exchange policies;

(j)

“Optionee” means a person who is a director, officer, employee, consultant or other personnel of the Company or a subsidiary of the Company; a company wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of applicable securities laws and the Exchange, who is granted an Option pursuant to this Plan;

(k)

“Option Period” means the period determined by the Board of Directors during which an Optionee may exercise an Option, which period shall not exceed the later of (i) ten (10) years from the date of grant of the Option, and (ii) if the expiry of such period falls during a time when Optionees are restricted from acquiring securities of the Company as a result of material information concerning the Company not having been generally disclosed (a “Blackout Period”), ten (10) days following the lifting of the Blackout Period; and

(l)	“Plan” shall mean the Company’s incentive stock option plan as embodied herein and as from time to time amended.

                    Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require and references to person includes any individual, partnership, limited partnership, joint venture, syndicate or organization, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.                  ADMINISTRATION

                    The Plan shall be administered by the Secretary of the Company. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Company and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

                    Any Option granted under the Plan shall be subject to the requirements that, if at any time counsel to the Company shall determine that the listing or qualification of the Common Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of the shareholders of the Company, any securities exchange or any governmental or regulatory authority, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, qualification, consent or approval.

4.                  ELIGIBILITY

                    The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine.

5.                  PARTICIPATION

                    Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee’s relationship or employment with the Company.

                    Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or any subsidiary of the Company.

                    Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Company or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Company or any of its subsidiaries.

                    No Optionee shall have any of the rights of a shareholder of the Company in respect to Common Shares issuable on exercise of an Option until such Common Shares shall have been paid for in full and issued by the Company on exercise of the Option, pursuant to this Plan.

6.                  COMMON SHARES SUBJECT TO OPTIONS

                    The aggregate number of Common Shares that may be issued upon the exercise of Options granted under the Plan shall not at any time, when taken together with any Common Shares issuable under any other of security based compensation arrangements of the Company then either in effect or proposed, exceed 10% of the issued and outstanding Common Shares from time to time. In addition:

(a)

the maximum number of Common Shares issuable to Insiders of the Company, at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares; and

(b)

the maximum number of Shares issued to Insiders of the Company, within any 12 month period, under all security based compensation arrangements of the Company, shall not exceed 10% of issued and outstanding Common Shares.

                    For the purposes of this Section 6, the number of issued and outstanding Common Shares shall be determined on a non-diluted basis and, for the purposes of Subsection 6(b), the number of issued and outstanding Common Shares shall exclude Common Shares issued pursuant to security based compensation arrangements of the Company during the preceding 12 month period. In addition, for purposes of Subsections 6(a) and 6(b), Common Shares issued prior to the Optionee becoming an Insider shall be excluded.

                    Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Company.

                    If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

7.                  OPTION AGREEMENT

                    A written agreement will be entered into between the Company and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the “Stock Option Agreement”). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory authority having jurisdiction over the Company, including the Exchange.

8.                  OPTION PERIOD AND EXERCISE PRICE

                    Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the “Expiry Date”), subject to earlier termination as provided in Section 10 and 11 hereof.

                    Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Market Price of the Common Shares.

9.                  EXERCISE OF OPTIONS

                     An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist. The exercise of any Option will be conditional upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Option is being exercise, accompanied by cash payment, certified cheques or bank draft for the full purchase price of such Common Shares with respect to which the Option is being exercised.

                    In lieu of paying the aggregate Exercise Price to purchase Common Shares as set forth in this Section 9, but subject to Section 19, the Optionee may elect instead to surrender all or the applicable portion of a then vested and exerciseable Option to the Company as consideration and in exchange for that number of Common Shares determined in accordance with the following formula:

A = B (C – D) / C

where:

A = the number of Common Shares to be issued to the Optionee pursuant to this Section 9;

B = the number of Common Shares otherwise issuable upon the exercise of the Option or the portion of the Option being exercised;

C = the last closing price of the Common Shares on the Exchange relative to the date that is the last day immediately prior to the date of delivery of a notice by the Optionee to the Company pursuant to this Section 9, rounded up to the nearest whole cent (the “Notice Value”); and

D = the Exercise Price.

If the Notice Value is expressed in a different currency then the Exercise Price, then the Notice Value will be converted into the currency of the Exercise Price using the Bank of Canada noon rate of exchange on the trading day of exercise.

10.                CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

                    If an Optionee ceases to be a director, officer, employee or consultant of the Company or its subsidiaries for any reason other than death, the Optionee may, unless otherwise specified in an option agreement, within thirty (30) days after the Optionee’s ceasing to be a director, officer, employee or consultant, which period may be extended by the Board of Directors, or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation and subject to the following:

(a)	any Optionee who ceases to be a Director of the Company as a result of

	(i)	ceasing to meet the ‘Qualifications of Director’ as set forth in the Canada Business Corporations Act (the “Act”); or

	(ii)	a special resolution having been passed by the shareholders of the Company pursuant to the Act; or

	(iii)	an order of the British Columbia Securities Commission, the Exchange, or any regulatory authority having jurisdiction to so order;

in which case the expiry date shall be the date the Optionee ceases to be a Director of the Company.

(b)	any Optionee who ceases to be an employee as a result of

	(i)	termination for cause; or

	(ii)	an order of the British Columbia Securities Commission, the Exchange, or any regulatory authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to be an employee of the Company.

Unless otherwise agreed to in writing by the Board, references to “termination”, “the date of such termination”, “ceases” or similar references in this Section 10:

a)

in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Company or its wholly-owned subsidiary, as the case may be, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause, with or without notice or whether lawful or unlawful); and

b)

in the case of a consultant is deemed to be the “termination” or “the date of such termination” or “ceasing” of the person engaged as a consultant to provide services to the Company or its wholly- owned subsidiary.

For greater certainty, an Option that had not become exercisable at the time that the relevant termination event referred to in this Section 10 occurred, shall not be or become exercisable and shall be cancelled.

11.                DEATH OF OPTIONEE

                    If an Optionee shall die while holding an Option which has not been fully exercised, his personal representatives, administrators, heirs or legatees may exercise such Option, at any time following the grant of probate of the will or letters of administration of the estate of the deceased and prior to a date twelve (12) months from the date of the Optionee’s death, but only to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death.

12.                OPTIONEE’S RIGHTS NOT TRANSFERABLE

                    No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

13.                TAKEOVER OR CHANGE OF CONTROL

               Notwithstanding section 14, in the event of a change in control:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of Directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black and Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of Common Shares to which such Optionee was entitled upon exercise of Options.

14.                ANTI-DILUTION OF THE OPTION

                     In the event of:

(a)

any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Company shall deliver, at the time of any exercise thereafter of the Option, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b)

any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of Common Shares deliverable by the Company on any exercise thereafter of the Option shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c)

any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Company with or into any other company (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

                    Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15.                COSTS

                    The Company shall pay all costs of administering the Plan.

16.                TERMINATION AND AMENDMENT

(a)

The Board of Directors may, subject to Exchange or regulatory approval where required, amend this Plan or any outstanding Option at any time without shareholder approval, including in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee:

	(i)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(ii)

to correct any defect, supply any information or reconcile any inconsistency in this Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of this Plan;

	(iii)	a change to, including the acceleration of, the vesting provisions of any Option or this Plan;

(iv)	amendments to reflect any changes in requirements of any regulatory authority or Exchange to which the Company is subject;

(v)	a change to the termination provisions of an Option which does not result in an extension beyond the Option Period;

(vi)	in the case of any Option, the substitution of another award for the same or different type;

(vii)	in the case of any Option, such amendments or revisions contemplated in Sections 13 and 14 of this Plan;

(viii)	amendments to the definition of change in control for the purposes hereof;

(ix)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(x)	a change to the class of Optionees that may participate under this Plan.

(b)

The Exercise Price of any outstanding Option granted hereunder to Insiders of the Company may not be reduced and the original Option Period may not be extended unless disinterested shareholder approval is obtained in accordance with the Exchange Policies.

(c)

The Board of Directors may, subject where required to the approval of the Exchange and/or any applicable regulatory authority, from time to time suspend or terminate this Plan in whole or in part. No action by the Board of Directors to terminate this Plan pursuant to this Subsection 16(c) shall affect any Options granted hereunder which became effective pursuant to this Plan prior to such action.

(d)

The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

(e)

Notwithstanding any provision contained in this Plan, effective June 11, 2009, the Plan must be reconfirmed every three years by a resolution passed by a majority of the votes cast at a meeting of shareholders, and if this Plan is not reconfirmed by the shareholders as required by this provision, no further grants of Options may be made under this Plan.

17.                APPLICABLE LAW

                    This Plan shall be governed by, administered and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.                PRIOR PLANS

                    The Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Company.

19.                TAXES

                    Upon the exercise of an Option, the Optionee shall make arrangements satisfactory to the Company regarding the payment of any taxes required by any applicable law to be paid in connection with the exercise and/or surrender and exchange of the Option. In order to satisfy the Company’s or any Subsidiaries’ obligation, if any, to remit an amount to a taxation authority on account of the Optionee’s taxes in respect to the exercise and/or surrender and exchange or other dispostion of an Option (the “Witholding Tax Amount”), each of the Company and applicable Subsidiary shall have the right, in its discretion, to:

(a) withold amounts from any amount or amounts owing to the Optionee, whether under this Ploan or otheriwise;

(b) require the Optionee to pay to the Company the Witholding Tax Amount as a condition to the exerrcise or surrender and exchange of the Option by the Optionee; or

(c) withhold from the Common Shares, otherwise deliverable to the Optionee upon the exercise of the Option, such number of Common Shares as have a market value (determined with reference to the closing price of the Common Shares on the Exchange) not less than the Withholding Tax Amount and cause such withheld Common Shares to be sold on the Optionee’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Optionee.

                    Notwithstanding the foregoing, nothing shall preclude the Company and the Optionee form agreeing to use a combination of the methods described in this Section 19 or some other method to fund the Withholding Tax Amount.

20.                UNITED STATES SECURITIES LAW COMPLIANCE

                    All Common Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

21.                EFFECTIVE DATE

                    This plan shall become effective as of May 3, 2004, and has been amended and restated as of June 1, 2007, June 11, 2009 and June 12, 2012.

END OF DOCUMENT

SCHEDULE C

AUGUSTA RESOURCE CORPORATION
(the “Corporation”)

AMENDED AND RESTATED RESTRICTED SHARE UNIT AND RESTRICTED SHARE PLAN

Dated as June 11, 2009, as amended and restated as of June 12, 2012

ARTICLE 1
INTERPRETATION

1.	PREAMBLE AND DEFINITIONS

1.1	Title. The Plan herein described shall be called the “Restricted Share Unit and Restricted Share Plan for Designated Participants of Augusta Resource Corporation and its Affiliates”.

1.2	Purpose of the Plan.

The purposes of the Plan are to:

	1.2.1	promote further alignment of interests between Designated Participants and the shareholders of the Corporation;

	1.2.2	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and

	1.2.3	allow Designated Participants to participate in the success of the Corporation over the medium term.

1.3	Definitions.

“Affiliate” means an “affiliate” as defined in Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions, and for purposes of Section 1.2(b) thereof, “control” shall be interpreted with reference to Section 2.23 thereof.

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, instruments, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules.

“Beneficiary” means any person designated by a Designated Participant by written instrument filed with the Board to receive any Shares or Restricted Shares issuable or amount payable on account of Restricted Share Units in the event of the Designated Participant’s death or, failing any such effective designation, the Designated Participant’s estate.

“Board” means the Board of Directors of the Corporation.

“Cause” means, unless otherwise specified by an individual employment agreement or consulting contract:

1.3.1

the failure of the Designated Participant to perform, in a material respect, his duties and responsibilities (including, in the case of a Consultant, those set out in a consulting contract between the Consultant and the Corporation or an Affiliate of the Corporation), or to follow, in a material respect, the lawful policies, procedures, instructions or directions of the Corporation or any applicable Affiliate of the Corporation, except as may result from the Disability of the Designated Participant, which failure is not cured by the Designated Participant within 10 days of being advised of that failure in writing by the Corporation or an Affiliate of the Corporation, as applicable;

1.3.2	any fraudulent or violent activity on the part of the Designated Participant;

1.3.3	the conviction of the Designated Participant for any crime involving fraud, misrepresentation or breach of trust;

1.3.4

any financial impropriety, intentional dishonesty, breach of duty of loyalty or any intentional act on the part of the Designated Participant in discharging his duties and responsibilities of employment whether or not having the effect of materially injuring the reputation, business or business relationships of the Corporation or an Affiliate of the Corporation;

1.3.5

in the case of a Designated Participant who is a director of the Corporation, the Designated Participant ceases to be a director of the Corporation as a result of a special resolution passed by the shareholders of the Corporation or an order of the British Columbia Securities Commission or other applicable regulatory authority; or

1.3.6	any other act constituting cause at common law.

“Change in Control” means the occurrence of any of the following events:

1.1.1

any person, alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then-outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

1.3.7

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

1.3.8

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization;

1.3.9

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction; or

1.3.10	individuals who were elected by the shareholders to constitute the Board at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board.

“Consultant” means, for the Corporation, a person, other than an employee, senior officer or director of the Corporation, that:

1.1.2	is engaged to provide services to the Corporation or an Affiliate of the Corporation other than in relation to a distribution of the Corporation’s securities;

1.3.11	provides the services under a written contract with the Corporation or an Affiliate of the Corporation; and

1.3.12	in the Corporation’s reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

“Corporation” means Augusta Resource Corporation.

“Designated Participant” means such directors, officers, employees and Consultants of the Corporation or an Affiliate of the Corporation as the Board may designate from time to time as eligible to participate in the Plan pursuant to Section 4.1.

“Disability” means, in the case of an officer or employee of the Corporation or an Affiliate of the Corporation, the Designated Participant’s physical or mental long-term inability to substantially fulfil his duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate of the Corporation in respect of which the Designated Participant commences receiving, or is eligible to receive, long-term disability benefits under a long-term disability plan of the Corporation or an Affiliate of the Corporation. In the case of a Designated Participant who is not a member of a long-term disability plan of the Corporation or an Affiliate of the Corporation, “Disability” means a physical or mental impairment that prevents the Designated Participant from engaging in any employment for which the Designated Participant is reasonably suited by virtue of the Designated Participant’s education, training or experience and that can reasonably be expected to last for the remainder of the Designated Participant’s lifetime, as determined by the Board.

“Insider” means:

(a)

an insider (as defined in Section 1(1) of the Securities Act (British Columbia)), except that a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary or an affiliate (as defined in Sections 1(1) and 1(2), respectively, of the Securities Act (British Columbia)) of the Corporation shall not be an insider for purposes hereof, unless such director or senior officer:

	(i)	in the ordinary course receives or has access to information as to material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

	(ii)	is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101 - Insider Reporting Exemptions); or

	(iii)	is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate of the Corporation; and

(b)	an associate (as defined in Section 1(1) of the Securities Act (British Columbia)) or affiliate of the Corporation or any person who is an insider by virtue of clause (i) above.

“Market Value” of a Vested Restricted Share Unit or a Share on any date means the closing trading price of the Shares on the Toronto Stock Exchange immediately preceding the relevant date; provided that if the Shares are suspended from trading or have not traded on the Toronto Stock Exchange, the market price will be the fair market value of the Shares as determined by the Board.

“Performance Period” means a period as specified by the Board in accordance with Section 4.2 in respect of which a Designated Participant may be or become entitled to receive any Shares issuable or amount payable on account of Restricted Share Units granted to such Designated Participant.

“Restricted Shares” means restricted Shares granted to a Designated Participant subject to the terms of this Plan.

“Restricted Period” means the period as specified by the Board in accordance with section 4.2 in respect of which Restricted Shares granted to a Designated Participant may become Shares and not subject to any restrictions under the Plan.

“Restricted Share Unit Account” has the meaning ascribed thereto in Section 10.1.

“Restricted Share Units” means a bookkeeping entry, denominated in Shares, credited to the Restricted Share Unit Account of a Designated Participant in accordance with the provisions hereof.

“Plan” means this Restricted Share Unit and Restricted Share Plan for Designated Participants of Augusta Resource Corporation and its Affiliates, including any schedules or appendices hereto, all as amended or amended and restated from time to time.

“Retirement” means, in the case of an officer or employee of the Corporation or an Affiliate of the Corporation, the retirement of the Designated Participant from employment with the Corporation or an Affiliate of the Corporation as applicable on or after age 65, and “retires” shall have a corresponding meaning. The determination of whether a Designated Participant has retired shall be at the sole discretion of the Board.

“Share” means a common share of the Corporation as constituted on the date hereof and includes any rights attached thereto which trade therewith.

“Stock Exchange” means the Toronto Stock Exchange, or such other stock exchange where the majority of trading volume and value of the Shares occurs.

“Stock Exchange Rules” means the applicable rules of the Stock Exchange.

“Target Milestone” has the meaning ascribed thereto in Section 4.3.

“Termination Date” means:

1.1.3	in the case of the death of a Designated Participant, the date of death;

1.3.13

in the case of the Retirement of a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation, the date on which the Designated Participant retires in accordance with the normal retirement policies of the Corporation or an Affiliate of the Corporation;

1.3.14	in the case of the Disability of a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation, the date on which:

	(i)	the Designated Participant commences receiving, or is eligible to receive, long-term disability benefits under a long-term disability plan of the Corporation or an Affiliate of the Corporation; or

(ii)

if a Designated Participant is not a member of a long-term disability plan of the Corporation or an Affiliate of the Corporation, the date that the Designated Participant has suffered a physical or mental impairment that prevents the Designated Participant from engaging in any employment for which the Designated Participant is reasonably suited by virtue of the Designated Participant’s education, training or experience and that is reasonably expected to last for the remainder of the Designated Participant’s lifetime, as determined by the Board; and

1.3.15	in the case of a Designated Participant being terminated without Cause, the date that is the later of:

	(i)	the date of termination; and

	(ii)	the date on which any notice or otherwise binding severance period expires (or, in the case of a Consultant, the date on which any agreed or otherwise binding notice of termination period expires);

1.3.16

in the case of a Designated Participant that is a director of the Corporation or an Affiliate of the Corporation, the date that is the earliest date on which both of the following conditions are satisfied:

	(i)	the date on which the Designated Participant ceases to be a member of the Board for any reason whatsoever, including resignation, disability, death, retirement or loss of office as a director; and

	(ii)	the date on which the Designated Participant is neither an employee nor a member of the Board of the Corporation or any Affiliate of the Corporation;

1.3.17	in the case of a permitted assign of a Designated Participant, the Termination Date of the related Designated Participant;

provided that if any date determined in accordance with the foregoing provisions is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding the date determined in accordance with the above provisions.

“Trading Day” means any date on which the Stock Exchange is open for the trading of Shares and on which at least a board lot of Shares actually traded.

“Vested Restricted Share Units” has the meaning ascribed thereto in Section 11.1.

“Vested Restricted Shares” has the meaning ascribed thereto in Section 14.1.

2.	CONSTRUCTION AND INTERPRETATION

	2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2

Severability. If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.3

Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

2.4

References to Statutes, Etc. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.

2.5

Currency. Except where expressly provided otherwise, all references in the Plan to currency refer to lawful Canadian currency, except that cash payments to Designated Participants who are residents of the United States at the time of payment shall be converted into and paid in U.S. currency at the exchange rate available to the Corporation at the time of conversion.

3.	EFFECTIVE DATE

	3.1	Effective Date. The Corporation is establishing the Plan, effective on June 11, 2009 and is amended and restated as of June 12, 2012.

ARTICLE 2
GENERAL

4.	TERMS OF GRANTS

4.1

Grant of Restricted Share Units and Restricted Shares. The Board may make grants of Restricted Share Units or Restricted Shares to Designated Participants in such number as may be specified by the Board with effect from such date(s) as the Board may specify.

4.2

Performance Periods and Restricted Periods. The Board will, in its sole discretion, determine the Performance Period or Restricted Period applicable to each grant of Restricted Share Units or Restricted Shares, as applicable, under Section 4.1.

4.3

Determination of Target Milestones. The Board shall cause the Designated Participant’s Target Milestones to be determined for each Performance Period or Restricted Period at or prior to the time of granting Restricted Share Units or Restricted Shares, as applicable, to a Designated Participant for that Performance Period or Restricted Period. Target Milestones may be based on performance criteria, the passage of time or both.

	4.4	Limitations on Grants. Notwithstanding any other provision of the Plan:

4.4.1

the aggregate number of Shares which may be issued upon the redemption of Restricted Share Units granted under this Plan and the number of Restricted Shares subject to a Restricted Period issued under this Plan, shall not at any time, when taken together with any Shares issuable under any other of the Corporation’s security based compensation arrangements then either in effect or proposed, exceed 10% of the issued and outstanding Shares from time to time;

4.4.2

the maximum number of Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares; and

4.4.3

the maximum number of Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Shares.

For the purposes of this Section 4.4, the number of issued and outstanding Shares shall be determined on a non-diluted basis and, for the purposes of clause (c) of this Section 4.4, the number of issued and outstanding Shares shall exclude Shares issued pursuant to security based compensation arrangements during the preceding 12 month period. In addition, for purposes of clauses (b) and (c) of this Section 4.4, securities granted prior to the Designated Participant becoming an Insider shall be excluded.

If any Restricted Share Unit or Restricted Share granted hereunder shall be cancelled for any reason without having been redeemed in full or without the Restricted Period expiring, as applicable, the Shares reserved for issuance or subject to such Restricted Period shall again be available for the purposes of the Plan.

4.5

Notification and Acknowledgement. A Designated Participant shall complete and deliver to the Corporation a Restricted Share Unit Acknowledgement, in the form determined by the Board from time to time for a grant of Restricted Share Units, or a Restricted Share Grant Letter, in the form determined by the Board from time to time for a grant of Restricted Shares, each within 90 days of the date the Designated Participant receives advice of the grant of Restricted Share Units or Restricted Shares, as applicable. If the applicable acknowledgement or grant letter is not delivered within this time, the Board reserves the right to revoke the grant of the Restricted Share Units or Restricted Shares, as applicable.

5.	ADJUSTMENTS

5.1

Adjustments. In the event of any stock dividend, stock split, combination, exchange of shares, consolidation, spin-off or other capital reorganization or distribution (other than normal cash dividends) of corporate assets to shareholders, or any other similar changes affecting the Shares, such proportionate adjustments to reflect such change or changes shall be made with respect to the number of Restricted Share Units outstanding and Restricted Shares issued under the Plan , all as determined by the Board in its sole discretion.

5.2

Change in Control. Subject to Stock Exchange and any other regulatory approvals (if required), and notwithstanding any other provision of this Plan, if a Designated Participant’s employment is terminated by the Corporation for any reason whatsoever (other than for Cause) within 6 months following a Change in Control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the Restricted Share Units or Restricted Shares held by such Designated Participant shall be deemed hereunder to have been vested on the Termination Date, all such vested Restricted Share Units shall be redeemable on the Termination Date and all such vested Restricted Shares shall be unrestricted and no longer subject to the terms of the Plan, and, subject to Applicable Law, shall be freely transferable by the Designated Participant on the Termination Date.

6.	AMENDMENT OR TERMINATION

6.1

Amendment. The Board may, subject where required to Stock Exchange or regulatory approval where required, amend the Plan or any outstanding Restricted Share Unit or Restricted Share at any time without shareholder approval. Including in the following circumstances, provided that, in the case of any outstanding Restricted Share Unit or Restricted Share, no such amendment or revision may, without the consent of the Designated Participant, materially decrease the rights or benefits accruing to such Designated Participant or materially increase the obligations of such Designated Participant:

		6.1.1	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

		6.1.2	to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

		6.1.3	in the case of any granted Restricted Share Unit or Restricted Share, amend, including the acceleration of, the vesting provisions, the Target Milestones, the Performance Period or Restricted Period;

		6.1.4	in the case of any granted Restricted Share Unit or Restricted Share, substitute another award for the same or different type or make such adjustments contemplated in Section 5.1 of the Plan;

		6.1.5	amend the eligibility requirements of Designated Participants which would have the potential of broadening or increasing Insider participation; and

		6.1.6	amendments to reflect any changes in requirements of any regulatory authority or Stock Exchange to which the Corporation is subject.

6.2

The Board may, subject where required to regulatory authority and/or Stock Exchange approval, from time to time, suspend or terminate the Plan in whole or in part. No action by the Board to terminate the Plan pursuant to this Section 6 shall affect any Restricted Share Units or Restricted Shares granted hereunder which became effective pursuant to the Plan prior to such action.

6.3

Notwithstanding any provision contained in the Plan, effective June 11, 2009, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Restricted Share Units or Restricted Shares may be made under the Plan.

6.4

Notwithstanding Section 6.1, no amendments to the Plan to increase the number of Shares reserved for issuance under the Plan shall be made without obtaining approval of the shareholders in accordance with the requirements of the Stock Exchange.

6.5

Notwithstanding Section 6.1, no amendments to granted Restricted Share Units to extend the Performance Period beyond the original expiration date for the benefit of Insiders, other than in accordance with Section 7.3 hereof, shall be made without obtaining approval of the shareholders in accordance with the requirements of the Stock Exchange; and no action shall be taken with respect to granted Restricted Share Units or Restricted Shares without the consent of the Designated Participant, unless the Board determines that such action does not materially alter or impair such Restricted Share Unit or Restricted Share.

6.6

No amendment, suspension or discontinuance of the Plan or of any granted Restricted Share Unit or Restricted Share may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Restricted Share Units and Restricted Shares granted under the Plan prior to the date of such termination.

7.	ASSIGNMENT

7.1

Assignability. The Plan shall enure to the benefit of and be binding upon the Corporation and its Affiliates and their respective successors and assigns. Except as provided in Section 7.2, the interest of any Designated Participant under the Plan or in any Restricted Share Units or Restricted Shares shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred other than by will or the laws relating to intestacy.

7.2	Idem. Notwithstanding Section 7.1, a Designated Participant may, subject to the approval of the Board, transfer a Restricted Share Unit or Restricted Share to any of the following permitted assigns:

	7.2.1	a trustee, custodian or administrator acting on behalf of or for the benefit of the Designated Participant;

	7.2.2	a personal holding corporation, partnership, trust or other entity controlled by the Designated Participant; or

	7.2.3	a registered retirement income fund or a registered retirement savings plan (as each such term is defined in the Income Tax Act (Canada)) of the Designated Participant.

7.3

Trading Black-Out Periods. If a Restricted Share Unit expires or is redeemed during or within five business days after a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Plan, the Restricted Share Unit shall expire or be redeemed 10 business days after the trading black-out period is lifted by the Corporation.

ARTICLE 3
TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

8.	TERMS OF GRANT

8.1

Performance Period. Unless otherwise specified by the Board to be a shorter period, the Performance Period applicable to a grant of Restricted Share Units will commence on the January 1 coincident with or immediately preceding the grant and end on December 31 of the third year following the calendar year in which such Restricted Share Units were granted.

	8.2	No Certificates. No certificates shall be issued with respect to Restricted Share Units.

8.3

No Rights as Shareholders. Restricted Share Units are not Shares and the grant of Restricted Share Units will not entitle a Designated Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

9.	RESERVATION OF SHARES

9.1

Sufficient Authorized Shares to be Reserved. The Board shall reserve a sufficient number of Shares to satisfy the redemption of Restricted Share Units granted under the Plan. Shares that are the subject of Restricted Share Units that have failed to vest or are redeemed for cash shall thereupon no longer be in reserve and may once again be subject to Restricted Share Units granted under the Plan.

10.	ACCOUNTS AND DIVIDEND EQUIVALENTS

10.1

Restricted Share Unit Account. An account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Designated Participant and shall be credited with such notional grants of Restricted Share Units as are received by a Designated Participant. The Designated Participant’s Restricted Share Unit Account shall indicate the number of Restricted Share Units which have been credited to such account from time to time.

10.2

Dividend Equivalent Restricted Share Units. Whenever cash dividends are paid on the Shares, additional Restricted Share Units will be credited to the Designated Participant’s Restricted Share Unit Account in accordance with this Section 10.2. The number of such additional Restricted Share Units will be calculated by dividing the cash dividends that would have been paid to such Designated Participant if the Restricted Share Units recorded in the Designated Participant’s Restricted Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately preceding the date on which the Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Restricted Share Units. No fractional Restricted Share Units will thereby be created.

10.3

Cancellation of Restricted Share Units that Fail to Vest or Are Redeemed. Restricted Share Units that fail to vest in a Designated Participant in accordance with the Plan, or that are redeemed in accordance with the Plan, shall be cancelled and shall cease to be recorded in the Designated Participant’s Restricted Share Unit Account as of the date on which such Restricted Share Units fail to vest or are redeemed, as the case may be, and the Designated Participant will have no further right, title or interest in such Restricted Share Units.

11.	VESTING OF RESTRICTED SHARE UNITS

11.1

Vesting. Restricted Share Units granted to a Designated Participant under Section 4.1 in respect of a Performance Period, and dividend equivalent Restricted Share Units granted to the Designated Participant in respect of such Restricted Share Units under Section 10.2, shall vest in accordance with this Section 11. Except where the context requires otherwise, each Restricted Share Unit which is vested pursuant to this Section 11 shall be referred to herein as a “Vested Restricted Share Unit”.

11.2

Vesting of Restricted Share Units Based on Designated Participant’s Target Milestones. Unless otherwise specified by the Board,1 subject to the remaining provisions of this Section 11, Restricted Share Units granted to a Designated Participant in respect of a Performance Period under Section 4.1, and dividend equivalent Restricted Share Units granted to the Designated Participant in respect of such Restricted Share Units under Section 10.2, shall vest based upon the Designated Participant’s performance toward Target Milestones for that Performance Period (as determined by the Board acting reasonably), in accordance with the vesting schedule established by the Board at the time of the grant and as set out in the Restricted Share Unit Acknowledgement.

11.3

Vesting on Death, Retirement, Disability or Termination without Cause. Unless otherwise determined by the Board, and subject to Section 11.4, if a Designated Participant dies during a Performance Period, or if a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation retires or suffers a Disability during a Performance Period, or if a Designated Participant is terminated without Cause during a Performance Period (or, in the case of a Consultant, if the consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant is terminated by the Corporation or its Affiliate without Cause and not in accordance with the terms thereof), or if a Designated Participant who is a director of the Corporation or an Affiliate of the Corporation who ceases to be a director and is not or is no longer an employee of the Corporation or an Affiliate of the Corporation, and the Designated Participant’s Target Milestones for that Performance Period have not been met, the following provisions shall apply to the Restricted Share Units granted to a Designated Participant under Section 4.1, and the dividend equivalent Restricted Share Units granted to the Designated Participant in respect of such Restricted Share Units under Section 10.2:

11.3.1

where the Designated Participant’s performance toward such Target Milestones can be objectively measured, the vesting of such Restricted Share Units shall be in accordance with the proportional achievement of the Target Milestone as determined by the Board, acting reasonably; and

11.3.2

where the Designated Participant’s performance toward such Target Milestones cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the provisions of (a) above shall apply, mutatis mutandis, in respect of such performance so measured.

_______________________
1           If no vesting period is specified (e.g., if incentive stock grants are rolled into the Plan and become immediately exercisable) redemption of Restricted Share Units must be made as soon as practicable after the grants become exercisable.

11.4

Employment or Consulting Contracts. Notwithstanding any other provision of the Plan, Restricted Share Units shall vest in accordance with the terms and conditions of any employment or consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant.

12.	REDEMPTION OF RESTRICTED SHARE UNITS

12.1

Designated Participant Continuing in Employment or Under Contract. Subject to the remaining provisions of this Section 12, each Designated Participant who continues as a director or officer of or in employment by or under contract with the Corporation or an Affiliate of the Corporation shall have the right to receive, and shall receive, with respect to all Restricted Share Units that are Vested Restricted Share Units as at the last day of the Performance Period as provided herein (or such earlier date in the case of Vested Restricted Share Units that are redeemable immediately upon the achievement of Target Milestones) at the election of the Board in its sole discretion:

		12.1.1	a cash payment equal to the Market Value of such Vested Restricted Share Units as of the date of redemption;

		12.1.2	such number of treasury Shares duly issued by the Corporation as are equal to the number of such Vested Restricted Share Units; or

12.1.3

any combination of the foregoing, such that the cash payment, plus such number of treasury Shares duly issued by the Corporation, have a value equal to the Market Value of such Vested Restricted Share Units as of the date of redemption;

in each case at the end of the Performance Period, or such earlier date in the case of Vested Restricted Share Units that are redeemable immediately upon the achievement of Target Milestones.

12.2

Redemption on Death, Retirement, Disability or Termination without Cause. Unless otherwise determined by the Board, if a Designated Participant dies during a Performance Period, or if a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation retires or suffers a Disability during a Performance Period, or if a Designated Participant is terminated without Cause during a Performance Period (or, in the case of a Consultant, if the consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant is terminated by the Corporation or its Affiliate without Cause and not in accordance with the terms thereof), or if a Designated Participant who is a director of the Corporation or an Affiliate of the Corporation who ceases to be a director and is not or is no longer an employee of the Corporation or an Affiliate of the Corporation, and the Designated Participant’s Target Milestones for that Performance Period have not been met, the Designated Participant or his Beneficiary, if applicable, shall have the right to receive, and shall receive, with respect to all Restricted Share Units that are Vested Restricted Share Units as determined in accordance with Section 11.3(a) or 11.3(b), mutatis mutandis, as at the Termination Date, at the election of the Board in its sole discretion:

		12.2.1	a cash payment equal to the Market Value of such Vested Restricted Share Units as of the date of redemption;

		12.2.2	such number of treasury Shares duly issued by the Corporation as are equal to the number of such Vested Restricted Share Units; or

12.2.3

any combination of the foregoing, such that the cash payment, plus such number of treasury Shares duly issued by the Corporation, have a value equal to the Market Value of such Vested Restricted Share Units as of the date of redemption;

in each case as soon as practicable following the Termination Date.

12.3

Termination for Cause and Voluntary Termination During Performance Period. Unless otherwise determined by the Board, if the employment of a Designated Participant is terminated for Cause, or if the Designated Participant terminates his employment with the Corporation or an Affiliate of the Corporation for any reason other than the circumstances specified in Section 12.2, the Designated Participant shall not be entitled to be issued any cash or treasury Shares on account of Restricted Share Units relating to the Performance Period(s) in which the Designated Participant’s employment terminates and any such Restricted Share Units recorded in the Designated Participant’s Restricted Share Unit Account shall be cancelled.

ARTICLE 4
TERMS AND CONDITIONS OF RESTRICTED SHARES

13.	TERMS OF GRANT

13.1

Rights as Shareholder. Designated Participants who are granted Restricted Shares shall have, in respect of such Restricted Shares, all rights as a shareholder of the Corporation, including, without limitation, voting rights, dividend entitlement in respect of the Restricted Shares and rights on liquidation, and for all purposes will be treated as shareholders of the Corporation, but for the fact that the Restricted Shares may be cancelled or terminated in certain circumstances and may not be transferred by the Designated Participant, prior to the expiry of the Restricted Period.

13.2

Restricted Period. Unless otherwise specified by the Board to be a shorter period, the Restricted Period in respect of any Restricted Share shall commence on the date of the grant of such Restricted Share and shall continue until the third anniversary of such date.

13.3

Cancellation of Restricted Shares that Fail to Vest. Restricted Shares that fail to vest in a Designated Participant in accordance with the Plan shall be cancelled as of the date on which such Restricted Shares fail to vest and the Designated Participant will have no further right, title or interest in such Restricted Shares.

14.	VESTING OF RESTRICTED SHARES

14.1

Vesting. Restricted Shares granted to a Designated Participant under Section 4.1 in respect of a Restricted Period shall vest in accordance with this Section 14. Except where the context requires otherwise, each Restricted Share which is vested pursuant to this Section 14 shall be referred to herein as a “Vested Restricted Share”. All Vested Restricted Shares shall be unrestricted and no longer subject to the terms of the Plan, and, subject to Applicable Law, shall be freely transferable by the Designated Participant.

14.2

Vesting of Restricted Shares Based on Designated Participant’s Target Milestones. Unless otherwise specified by the Board, subject to the remaining provisions of this Section 14, Restricted Shares granted to a Designated Participant in respect of a Restricted Period under Section 4.1, shall vest based upon the Designated Participant’s performance toward Target Milestones for that Restricted Period (as determined by the Board acting reasonably), in accordance with the vesting schedule established by the Board at the time of the grant and as set out in the Restricted Share Grant Letter.

14.3

Vesting on Death, Retirement, Disability or Termination without Cause. Unless otherwise determined by the Board, and subject to Section 14.4, if a Designated Participant dies during a Restricted Period, or if a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation retires or suffers a Disability during a Restricted Period, or if a Designated Participant is terminated without Cause during a Restricted Period (or, in the case of a Consultant, if the consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant is terminated by the Corporation or its Affiliate without Cause and not in accordance with the terms thereof), or if a Designated Participant who is a director of the Corporation or an Affiliate of the Corporation who ceases to be a director and is not or is no longer an employee of the Corporation or an Affiliate of the Corporation, and the Designated Participant’s Target Milestones for that Restricted Period have not been met, the following provisions shall apply to the Restricted Shares granted to a Designated Participant under Section 4.1:

14.3.1

where the Designated Participant’s performance toward such Target Milestones can be objectively measured, the vesting of such Restricted Shares shall be in accordance with the proportional achievement of the Target Milestone as determined by the Board, acting reasonably; and

14.3.2

where the Designated Participant’s performance toward such Target Milestones cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the provisions of (a) above shall apply, mutatis mutandis, in respect of such performance so measured.

14.4

Employment or Consulting Contracts. Notwithstanding any other provision of the Plan, Restricted Shares shall vest in accordance with the terms and conditions of any employment or consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant.

15.	CANCELLATION OF RESTRICTED SHARES

15.1

Cancellation on Death, Retirement, Disability or Termination without Cause. Unless otherwise determined by the Board, if a Designated Participant dies during a Restricted Period, or if a Designated Participant who is an officer or employee of the Corporation or an Affiliate of the Corporation retires or suffers a Disability during a Restricted Period, or if a Designated Participant is terminated without Cause during a Restricted Period (or, in the case of a Consultant, if the consulting contract between the Corporation or an Affiliate of the Corporation and the Designated Participant is terminated by the Corporation or its Affiliate without Cause and not in accordance with the terms thereof), or if a Designated Participant who is a director of the Corporation or an Affiliate of the Corporation who ceases to be a director and is not or is no longer an employee of the Corporation or an Affiliate of the Corporation, and the Designated Participant’s Target Milestones for that Restricted Period have not been met, the Designated Participant or his Beneficiary, if applicable, shall have the right to retain, and shall retain, the Vested Restricted Shares, as determined in accordance with Section 14.3(a) or 14.3(b), mutatis mutandis, as at the Termination Date, at the election of the Board in its sole discretion, and all remaining Restricted Shares shall be cancelled.

15.2

Termination for Cause and Voluntary Termination During Performance Period. Unless otherwise determined by the Board, if the employment of a Designated Participant is terminated for Cause, or if the Designated Participant terminates his employment with the Corporation or an Affiliate of the Corporation for any reason other than the circumstances specified in Section 15.1, the Designated Participant shall not be entitled to retain any Shares on account of Restricted Shares relating to the Restricted Period(s) in which the Designated Participant’s employment terminates and any such Restricted Shares shall be cancelled.

16.	UNITED STATES SECURITIES LAWS

16.1

Compliance with United States Securities Laws. All Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

ARTICLE 5
ADMINISTRATION

17.	ADMINISTRATION

	17.1	Board. Unless otherwise determined by the Board, the Plan shall be administered by the Board.

17.2

Compliance with Laws and Policies. Each Designated Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Designated Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Designated Participant in connection with the Plan. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

17.3

No Distribution. Where necessary to effect exemptions from registration and prospectus requirements or registration of the Restricted Shares under securities laws applicable to the securities of the Corporation, a Designated Participant shall be required, upon receipt of any Restricted Shares pursuant to the Plan, to hold the Restricted Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Corporation an undertaking to that effect in a form acceptable to the Corporation. The Board may take such other action or require such other action or agreement by such Designated Participant as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Corporation to undertake the filing of a prospectus or other similar document or registration of the Restricted Shares under any securities laws applicable to the securities of the Corporation.

	17.4	Delegation. The Board may delegate to any director, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit.

17.5

Subject to Law. The Corporation’s issuance of any Restricted Share Units or Restricted Shares or its obligation to issue Shares or to make any payment under the terms of the Plan is subject to compliance with Applicable Laws. As a condition of participating in the Plan, each Designated Participant agrees to comply with all such Applicable Laws and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Issuance, transfer or delivery of certificates of Restricted Share Units, Restricted Shares or Shares or payment of any amount payable pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of securities and income tax laws have been met.

17.6

Withholding. The Board may take all such measures as it deems appropriate to ensure that the Corporation’s obligations under the withholding provisions under income tax laws applicable to the Corporation and the Designated Participants and other provisions of applicable laws are satisfied with respect to the grant of the Restricted Share Units or Restricted Shares under the Plan, including without limiting the generality of the forgoing, the withholding of all or any portion of any payment or the withholding of the grant of Restricted Share Units, Restricted Shares or Shares or payment of any amount payable, until such time as the Designated Participant has paid the Corporation or any Affiliate of the Corporation for any amount which the Corporation or the Affiliate of the Corporation is required to withhold with respect to such taxes.

17.7

No Employment or Additional Rights. Nothing herein contained shall be deemed to give any person the right to be retained as a director, officer, employee or Consultant of the Corporation or of an Affiliate of the Corporation. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. Neither designation of an employee as a Designated Participant nor the grant of any Restricted Share Units to any Designated Participant entitles any Designated Participant to the grant, or any additional grant, as the case may be, of any Restricted Share Units under the Plan.

17.8	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan.

17.9

No Obligation to Fund or Secure. Unless otherwise determined by the Board, the Plan, including any right or entitlement of a Designated Participant hereunder, shall remain an unfunded and unsecured obligation of the Corporation and any applicable Affiliates of the Corporation.

17.10

Legality of Delivery. No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Law have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

17.11	Certificates. The delivery of treasury Shares under the Plan shall be effected on a non-certificated basis, to the extent not prohibited by Applicable Law.

17.12

No Fractional Shares. The Corporation shall not be required to issue fractional Shares on account of the redemption of Restricted Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of Restricted Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or his Beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Market Value of such Share.

17.13	No Interest. For greater certainty, no interest shall accrue to, or be credited to, the Designated Participant on any amount payable under the Plan.

17.14

Rules for Administration and Interpretation. The Board may enact rules and regulations relating to the administration and interpretation of the Plan and may amend such rules and regulations from time to time. The Board shall have the authority to decide conclusively all matters relating to the administration, application and interpretation of the Plan.

END OF DOCUMENT